UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2012

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into Material Definitive Agreements.

On April 30, 2012, NTS Mortgage Income Fund (the "**Fund**") entered into a series of related agreements pursuant to which: (i) the Fund sold and Glen Arden Development, LLC, a Delaware limited liability company ("**Glen Arden**") purchased all of the issued and outstanding capital stock of NTS/Virginia Development Company, a Virginia corporation and wholly owned subsidiary of the Fund ("**NTS/Virginia**"), pursuant to a Stock Purchase and Sale Agreement (the "**Stock Purchase Agreement**"); (ii) the Fund sold and Bellemeade Development, LLC, a Delaware limited liability company ("**BDL**"), purchased the Fund's 50% general partnership interest in Orlando Lake Forest Joint Venture, a Florida joint venture ("**OLFJV**"), pursuant to a Partnership Interest Purchase and Sale Agreement (the "**Partnership Interest Purchase Agreement**" and together with the Stock Purchase Agreement, the "**Purchase Agreements**"); (iii) the Fund retained and appointed NTS Development Company, a Kentucky corporation ("**NDC**"), pursuant to an Agreement Regarding Lake Forest Country Club Memberships (the "**Lake Forest Country Club Agreement**"), to assist the Fund and Mortgage Income Fund Liquidating Trust, a Delaware statutory trust and the Fund's liquidating trust (the "**Liquidating Trust**"), without charge, with regard to the negotiation and/or sale of approximately 184 unsold golf memberships and approximately 76 sports memberships of Lake Forest Country Club (the "**LFCC Memberships**") owned by NTS/Lake Forest II Residential Corporation, a Kentucky corporation and wholly owned subsidiary of the Fund ("**LFII**"), and to purchase any LFCC Memberships remaining unsold as of April 30, 2017 for a purchase price based upon a pre-determined formula, as an inducement to the Fund to enter into the transactions contemplated by the Purchase Agreements; and (iv) the Fund entered into an amendment (the "**Amendment to Guaranty Agreement**") to its Guaranty Agreement with NTS Guaranty Corporation (the "**Guarantor**"), an affiliate of the Fund's sponsor, dated as of March 31, 1989, by and between the Company and the Guarantor (the "**Guaranty Agreement**"), pursuant to which the Guarantor had agreed that, at the time of the Fund's final liquidating distributions, the total distributions the Fund had made to its stockholders from all sources during its existence will be at least equal to the original capital contributions attributable to the Fund's then outstanding shares of common stock. The Amendment to Guaranty Agreement modifies the payment schedule satisfying the Guarantor's obligations under the Guaranty Agreement as follows:

a) on December 31, 2013, the aggregate sum of Five Hundred Thousand Dollars ($500,000.00);

b) on December 31, 2014, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

c) on December 31, 2015, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

d) on December 31, 2016, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); and

e) on December 31, 2017, the aggregate sum of Five Million Dollars ($5,000,000.00). In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule.

f) If, however, the final liquidating distributions from the Liquidating Trust are made prior to the dates in (a) through (e) above, the payment of the balance of the Guarantor's guaranty obligation will be due and owing.

The Stock Purchase Agreement is the definitive acquisition agreement for the Fawn Lake development and the Partnership Interest Purchase Agreement is the definitive acquisition agreement for the Fund's 50% joint venture interest in OLFJV, each as contemplated by the letter agreement, dated December 7, 2011 between the Fund, NTS/Virginia and NDC, as more fully set forth in the Fund's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2011.

On April 30, 2012, the Fund, NTS/Virginia, LFII, OLFJV, the Guarantor, Glen Arden and BDL entered into a Fourth Omnibus Amendment to Loan Documents (the "**Omnibus Amendment**"), with PNC Bank, National Association ("**PNC**") in connection with the Fund's mortgage loan with PNC and documents related thereto (the "**Loan Documents**"). Pursuant to the Omnibus Amendment: (i) PNC consented to the sale by the Fund of the NTS/Virginia stock to Glen Arden, the sale by the Fund of its 50% interest in OLFJV to BDL and the release of the Fund and LFII from their respective obligations under the Loan Documents; and (ii) Glen Arden and BDL agreed to assume the loan obligations and be bound by the Loan Documents as co-borrowers.

On April 30, 2012, the Fund entered into a Liquidating Trust Agreement (the "**Liquidating Trust Agreement**") with Christiana Trust, a division of Wilmington Savings Fund Society, FSB, as a trustee (the "**Resident Trustee**"), and Robert H. Rice, Sr., as managing trustee (the "**Managing Trustee**" and, with the Resident Trustee, the "**Trustees**"), pursuant to which the Fund and the Trustees formed the Liquidating Trust. The Fund's stockholders of record immediately prior to the formation of the Liquidating Trust are the initial beneficiaries of the Liquidating Trust with the same beneficial interest in the Liquidating Trust as the former stockholders held in the Fund. Immediately following the formation of the Liquidating Trust, the Fund transferred all of its remaining assets and liabilities to the Liquidating Trust. The formation of the Liquidating Trust and the transfer by the Fund of all of its assets and liabilities thereto is consistent with the Fund's Plan of Dissolution and Complete Liquidation and subsequent Order by the Chancery Court of the State of Delaware continuing the Fund's existence to June 30, 2012 (see, the Fund's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (for a description of the Fund's Plan of Dissolution and Complete Liquidation) and the Fund's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2012 (for a description of the Order continuing the Fund's existence to June 30, 2012)).

On April 30, 2012, in connection with the liquidation, the Fund entered into a Termination of Advisory Agreement with NTS Advisory Corporation, a Delaware corporation (the "**Advisor**") whereby the Fund terminated the Advisory Agreement dated March 31, 1989 pursuant to which the Fund had appointed the Advisor to act as its investment and management advisor on the terms and conditions set forth therein. The Guarantor consented to the Termination of the Advisory Agreement.

Also on April 30, 2012, in connection with the liquidation, the Fund entered into a Termination of Services and Development Agreement with Residential Management Company, a Kentucky corporation ("**Residential**") whereby the Fund terminated the Services and Development Agreement dated as of January 1, 2009, as amended.

A copy of the executed Stock Purchase Agreement is attached to this Current Report on Form 8-K as Exhibit 10.1. A copy of the executed Partnership Interest Purchase Agreement is attached to this Current Report on Form 8-K as Exhibit 10.2. A copy of the executed Lake Forest Country Club Agreement is attached to this Current Report on Form 8-K as Exhibit 10.3. A copy of the Amendment to Guaranty Agreement is attached to this Current Report on Form 8-K as Exhibit 10.4. A copy of the Omnibus Amendment is attached to this Current Report on Form 8-K as Exhibit 10.5. A copy of the Liquidating Trust Agreement is attached to this Current Report on Form 8-K as Exhibit 10.6. A copy of the Termination of Advisory Agreement is attached to this Current Report on Form 8-K as Exhibit 10.7. A copy of the Termination of Services and Development Agreement is attached to this Current Report on Form 8-K as Exhibit 10.8.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On April 30, 2012, immediately following the Fund's transfer all of its remaining assets and liabilities to the Liquidating Trust, all of the Fund's officers (other than Gregory A. Wells, the Fund's Chief Financial Officer) and all of the members of its Board of Directors resigned effective immediately. Gregory A. Wells' resignation will be effective immediately subsequent to the filing of the Form 15. See Item 8.01 below. No director resigned because of a disagreement with the Fund on any matter relating to its operations, policies or practices.

Item 7.01. Regulation FD Disclosure.

On May 1, 2012, the Fund mailed a letter to its stockholders providing them an update on the Status of the Fund's dissolution and liquidation process, including the closing of the transactions contemplated by the Purchase Agreements and the Lake Forest Agreement. A copy of the letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 8.01. Other Matters.

Immediately following the filing of this Current Report on Form 8-K, the Fund intends to file a Form 15, terminating the registration of its securities under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A

(b)   Pro Forma Financial Information: N/A

(c)   Shell Company Transactions: N/A

(d)   Exhibits:

             10.1   Stock Purchase Agreement

             10.2   Partnership Interest Purchase Agreement

             10.3   Lake Forest Country Club Agreement

             10.4   Amendment to Guaranty Agreement

             10.5   Omnibus Amendment

             10.6   Liquidating Trust Agreement

             10.7   Termination of Advisory Agreement

             10.8   Termination of Services and Development Agreement

             99.1   Letter to Stockholders dated May 1, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By:



Name: Gregory A. Wells
Title: Secretary/Treasurer/Chief Financial Officer
Date: May 1, 2012

STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT ("Agreement") is made and entered into as of the 30th day of April, 2012, by and between (i) NTS MORTGAGE INCOME FUND, a Delaware corporation with principal office and place of business at 10172 Linn Station Road, Louisville, Kentucky 40223 ("Seller") and (ii) GLEN ARDEN DEVELOPMENT, LLC, a Delaware limited liability company, with principal office and place of business at 600 N. Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222 ("Purchaser").

RECITALS:

A.   NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation (the "Company") owns certain real property, together with all buildings, improvements, easements, hereditaments and rights appurtenant thereto or located thereon, all as more particularly described on Exhibit A attached hereto and made a part hereof by this reference;

B.   Seller owns one hundred percent (100%) of the issued and outstanding shares of the capital stock of the Company ("Shares");

C.   Seller has offered to sell the Shares to Purchaser pursuant to this Agreement;

D.   Purchaser has offered to purchase the Shares from Seller;

E.   The parties desire to provide for said purchase and sale on the terms and conditions hereinafter set forth; and

F.   This Agreement is the definitive acquisition agreement for the Fawn Lake Development which was contemplated by, and this Agreement supercedes that portion of the letter agreement dated December 7, 2011 entitled "Proposed Terms of Purchase Agreement for Fawn Lake Development, Spotsylvania, Virginia," and addressed to Board of Directors of NTS Mortgage Income Fund from NTS Development Company, a Kentucky corporation, and/or its affiliate, designee or assignee ("NTS") (the "Letter Agreement") as such Letter Agreement relates to the purchase and sale of the Fawn Lake Development by NTS. Seller has also, pursuant to the Letter Agreement, entered into that certain Partnership Interest Purchase Agreement dated of even date herewith (the "Partnership Interest Purchase Agreement") with Bellemeade Development, LLC, a Delaware limited liability company, pursuant to which Bellemeade has agreed to purchase Seller's 50% joint venture interest in Orlando Lake Forest Joint Venture ("OLFJV").

NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, all of which each party respectively agrees constitutes sufficient consideration received at or before the execution hereof, the parties hereto do hereby agree as follows:

1.   DEFINITIONS AND MEANINGS. In addition to any other terms whose definitions are fixed and defined by this Agreement, each of the following defined terms, when used in this Agreement with an initial capital letter, shall have the meaning ascribed thereto by this Section 1:

"Agreement" means this Stock Purchase and Sale Agreement, together with all exhibits and schedules attached hereto.

"Assumed Liabilities" shall mean the liabilities of the Company or Seller described on Schedule 1.01(a), attached hereto.

"Closing" means the consummation of the purchase and sale contemplated by this Agreement.

"Closing Date" means the time and date, established under Subsection 7.1 hereof, when the purchase and sale contemplated by this Agreement is to be consummated, as such date may be extended by mutual agreement of the parties or pursuant to the provisions of this Agreement.

"Contracts" shall have the meaning set forth in Section 5.7 hereof.

"Excluded Liabilities" shall mean any and all liabilities of the Company arising, existing, or occurring prior to or on the Closing Date, except for Assumed Liabilities.

"Execution Date" means the date on which this Agreement is duly executed and delivered by Seller and Purchaser (which execution and delivery may be accomplished by means of facsimile or PDF signatures); such date shall be inserted in the preamble on the first page of this Agreement.

"Fawn Lake" shall mean the Fawn Lake residential development of which the Property is a part.

"Fawn Lake Declaration" shall mean that certain Declaration for Fawn Lake dated July 16, 1990 recorded among the land records of the Spotsylvania County Circuit Court in Deed Book 924 at Page 131 (as amended and supplemented from time to time).

"Governmental Authorities" means the United States, the Commonwealth of Virginia and any political subdivision thereof, and any and all agencies, departments, commissions, boards, bureaus, bodies, councils, offices, authorities or instrumentalities of any of them, of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence.

"Inspection Date" means 5:00 p.m. Eastern Time on the day immediately before the Closing Date.

"Inspection Period" means the period of time after the Execution Date (i.e., excluding the Execution Date) through and including the Inspection Date.

"Intellectual Property" shall mean any trade names, trademarks or service marks, together with the goodwill associated therewith; copyrights; pending or issue registrations for any of the foregoing; trade secrets; unaffiliated and proprietary information; computer programs; and all other intangible property rights of any kind of Seller, including but not limited to, the name "Fawn Lake."

"Legal Requirement" means any applicable federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, accounts payable, notes payable, indebtedness or obligations of any kind or nature whatsoever.

"Liquidating Trust" shall mean the liquidating trust established pursuant to that certain Liquidating Trust Agreement dated April 30, 2012 by and among the Seller, Robert H. Rice, Sr. as Managing Trustee and Christiana Trust as Resident Trustee.

"Liquidating Trustee" shall mean the Managing Trustee and the Resident Trustee.

"Litigation Costs" means costs, charges and expenses, including, without limitation, attorneys', accountants', and expert witness fees, actually incurred in the investigation, defense or prosecution of or other involvement in any Proceeding and any appeal therefrom, the cost of appeal, attachment and similar bonds, and the cost of establishing a right to indemnification under this Agreement.

"Lot Contract" shall mean the M/I Homes Agreement.

"Management Company" means the person or entity which provides on-site property management services for the Property. The Management Company, as of the Execution Date, is Residential Management Company, an affiliate of Seller and Purchaser.

"Managing Trustee" shall mean Robert H. Rice, Sr., or his appointed successor.

"M/I Homes Agreement" shall mean that certain Lot Purchase and Development Agreement dated November 30, 2011 between the Company and M/I Homes of DC, LLC ("M/I Homes") pursuant to which M/I Homes has agreed to purchase approximately 160 single-family residential lots to be completed in Section 15 of Fawn Lake.

"NTS" shall mean, collectively, NTS Development Company and/or Residential Management Company.

"Occupational Safety and Health Law" means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether government or private (including those promulgated or sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Other Agreements" shall mean the new Services Agreement and all other agreements, certificates, opinions, instruments or documents contemplated by, required by or referred to in this Agreement for the consummation of the transactions contemplated hereby.

"Permitted Exceptions" means ad valorem real estate taxes not yet due and payable, the items listed on Exhibit B attached hereto and made a part hereof by this reference and all covenants, conditions and restrictions of record with respect to the Property.

"Person" shall mean any person, firm, trust, partnership, corporation or other business entity.

"PNC Loans" shall mean the loans made by PNC Bank, National Association, a national banking association ("PNC Bank"), which loans are listed on Exhibit C attached hereto and made a part hereof.

"Proceeding" means any threatened, pending or completed action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of Seller or Purchaser), and whether formal or informal.

"Property" means collectively:

(a)   Those certain tracts or parcels of real property located in Spotsylvania County, Virginia, as more particularly described on Exhibit A attached hereto and made a part hereof by this reference, together with all rights, rights of way, easements and appurtenances thereto (including all rights, title or interest to all public and private roadways abutting, adjoining or traversing such property), and all buildings, structures and other improvements of any and every nature located thereon (the "Real Estate"), but EXCLUDING: (x) any and all of the designated and currently existing Common Areas (as defined in the Fawn Lake Declaration) of the Fawn Lake development transferred to the Fawn Lake Community Association ("FLCA") pursuant to the terms of the Fawn Lake Declaration; (y) the thirteen (13) developed but unsold lots in Section 27 of Fawn Lake which are owned by Cedar Creek Virginia; and (z) any and all of the land owned by Asset Management, LLC, upon which the Fawn Lake Country Club and golf course are located.

(b)   All furniture, furnishings, fixtures, equipment, heating, ventilation and air conditioning systems and facilities used to provide any utility services, parking services, or other services, and other articles of tangible personal property now or hereafter attached to or used in connection with the operation and maintenance of the Property, but excluding fixtures or other personal property owned by any tenants of the Property (this portion of the Property is sometimes separately referred to as the "Personal Property").

(c)   All building and site plans, construction specifications, as-built plans, grading plans, design documents, drawings, engineering and architectural plans and any transferable licenses, permits, warranties or guarantees concerning the construction, use, development and operation of all or any part of the Property (collectively, the "Property Documents") and similar items pertaining to the Property.

(d)   All trade names relating to the Property including the name "Fawn Lake" (except for "NTS" or any name containing "NTS"), and all goodwill associated with the Property.

"Purchase Price" means the aggregate amount which Purchaser shall pay to consummate the purchase and sale of the Shares, as provided in Section 3 of this Agreement.

"Purchaser" means Glen Arden Development, LLC, a Delaware limited liability company.

"Residential Management" shall mean Residential Management Company, a Kentucky corporation and an affiliate of both Seller and Purchaser.

"Resident Trustee" shall mean Christiana Trust, a division of Wilmington Savings Fund Society, FSB, or its appointed successor.

"Seller's Knowledge" means the actual knowledge of Brian F. Lavin, Gregory A. Wells, or Ralph D. DeRosa, executive officers of Seller.

"Services Contract" means any assignable written contract relating to the operation and maintenance of the Property, to which was entered into by Seller or Management Company with respect to the management, use, maintenance, or operation of the Property prior to the Closing Date.

"Shares" means one hundred percent (100%) of the issued and outstanding shares of capital stock owned by Seller in the Company.

"Supplemental Declaration" shall mean that certain Supplemental Declaration to the Fawn Lake Declaration executed by the Company as Declarant, which Supplemental Declaration is dated April 9, 2012 and is recorded in the land records of the Spotsylvania County Circuit Court as Instrument No. 120006278.

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, estimated or other tax of any kind whatsoever including any interest, penalty or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes including any schedule or attachment thereto, and including any amendment thereof.

2.   **SALE AND PURCHASE**. Seller agrees to sell the Shares to Purchaser on the terms and conditions contained in this Agreement, and Purchaser agrees to purchase the Shares from Seller on the terms and conditions contained in this Agreement.

3.   **PURCHASE PRICE**. Subject to the adjustments set forth in this Agreement, the Purchase Price for the Shares shall be the aggregate of the following total amounts to be paid in accordance with the following:

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(a)   Purchaser shall assume the total amount of the indebtedness owed by the Company to NTS and/or its affiliates as of April 10, 2012, which indebtedness is in the current aggregate amount of Eight Million Five Hundred Thirty One Thousand Six Hundred Eighty Nine Dollars and Twenty Four Cents ($8,531,689.24) (the "NTS Debt");

(b)   Purchaser shall, subject to the approval of PNC Bank, assume the outstanding principal amount of the indebtedness owed by Seller and/or the Company, or any of their respective affiliates, in connection with Fawn Lake pursuant to the PNC Loans, as of the Closing Date, in accordance with terms and conditions mutually acceptable to Purchaser and PNC Bank, which indebtedness is in the current aggregate amount of Two Million Six Hundred Ninety Eight Thousand Three Hundred Thirty Eight Dollars and Three Cents ($2,698,338.03);

(c)   At Closing, the Purchaser shall pay, or shall cause Residential Management to waive, the three and three-quarters percent (3.75%) disposition fee ("Service Fee") due to Residential Management upon the sale of assets pursuant to the terms of that certain Services and Development Agreement between Residential Management and Seller, effective as of January 1, 2009, as amended (the "Services Agreement"), estimated to be in the amount of Five Hundred Thirty Three Thousand Dollars ($533,000.00);

(d)   Purchaser shall assume and pay the total amount of the accounts payable due from Seller, the Company or their subsidiaries which remain unpaid as of April 10, 2012, and those which accrue between April 10, 2012 and the Closing Date, currently estimated to be an aggregate of Seven Hundred Fifty Thousand Dollars ($750,000.00) ("Accounts Payable");

(e)   At Closing, Purchaser shall pay the amounts necessary to fund Seller's costs of liquidation, and costs associated with the Closing of the transaction contemplated herein and the sale by Seller of its fifty percent (50%) interest in Orlando Lake Forest Joint Venture ("OLFJV") to Bellemeade Development, LLC, a Delaware limited liability company ("Bellemeade") pursuant to that certain Partnership Interest Purchase Agreement ("Bellemeade Agreement") dated as of the date hereof (the "Closing Costs");

(f)   At Closing, Purchaser shall pay to the Liquidating Trust an amount necessary to fund a beginning cash reserve account for use by Managing Trustee in performance of such Trustee's duties in the approximate amount of Twenty-Five Thousand Dollars ($25,000.00), and Purchaser shall fund, over the term of the Liquidating Trust, additional amounts of up to $275,000, for a total of $300,000 (the "Trustee's Reserve");

(g)   For any lots sold and closed in Section 15 of Fawn Lake (whether sold pursuant to the M/I Homes Agreement to M/I Homes, or otherwise sold to another Person if the M/I Homes Agreement shall not close) (the "Section 15 Lots") from the Closing Date until April 30, 2017, Purchaser shall pay to Seller fifty percent (50%) of the net profits from such closings, provided in no event shall Seller be paid less than Two Thousand Dollars ($2,000.00) per Section 15 Lot sold and closed. The amount due hereunder shall be paid to Seller within ninety (90) days after each such Section 15 Lot is closed. For any Section 15 Lots not closed by April 30, 2017, Seller shall be paid an amount equal to the aggregate net present value (using a then-current market rate discount factor to be determined by mutual agreement between Purchaser and the Seller's Liquidating Trustee) of the Seller's fifty percent (50%) share of the projected net profit for such unsold Section 15 Lots, based upon a projected lot sales velocity similar to the actual velocity of sales per annum over the total 2012 – 2017 period ("Section 15 Lot Payments");

(h)   As to the remaining Fawn Lake residential Real Estate to be developed into lots (the "Remaining Lots"), for any Remaining Lots sold and closed from the Closing Date through April 30, 2017, Seller shall be paid twenty percent (20%) of the net profits from such closing (Purchaser to retain eighty percent (80%) of such net profits), provided in no event shall Seller be paid less than Five Thousand Dollars ($5,000.00) per Remaining Lot sold and closed. The amount due hereunder to Seller shall be paid to Seller within ninety (90) days after each such Remaining Lot is closed. For any Remaining Lots not closed by April 30, 2017, Seller shall be paid an amount equal to the aggregate net present value (using a then-current market rate discount factor to be determined by mutual agreement between Purchaser and Seller's Liquidating Trustee) of the Seller's twenty percent (20%) share of the projected net profit for such unsold Remaining Lots, based upon a projected lot sales velocity similar to the actual velocity of sales per annum over the total 2012 – 2017 period ("Remaining Lot Payments"); and

(i)   Purchaser shall, if necessary, advance up to $100,000.00 per year annually from April 30, 2012 through April 30, 2017, to fund the cost and expenses of the Seller's Liquidating Trust, provided that any amounts received by the Trustee during any such annual period for the sale of LFCC memberships and/or the sale of Section 15 Lots and/or the sale of the Remaining Lots shall be applied to such costs and expenses prior to Purchaser's obligation to provide any such advances.

A portion of the Purchase Price hereunder, in the aggregate amount of One Million Eight Hundred Ninety Thousand Dollars ($1,890,000.00), shall be allocated to the purchase price of the Partnership Interests being purchased by Bellemeade pursuant to the Partnership Interest Purchase Agreement.

4.   INSPECTIONS, OBJECTIONS.

4.1   Inspection Period. Seller shall permit Purchaser and its authorized agents and representatives to enter upon the Property at all reasonable times and during normal business hours to inspect and conduct any tests Purchaser deems reasonably necessary in connection with its inspection of the Property. In the event Purchaser desires to conduct any intrusive or destructive testing, such tests shall be conducted only upon request for approval in writing to Seller, which approval shall not be unreasonably withheld, conditioned or delayed. Purchaser shall bear the cost of all its inspections and tests. It is understood that Purchaser may conduct, among other tests and studies, an environmental audit, physical tests and inspections, and reasonable and appropriate testing and evaluation of the improvements located on the Property and all structural components therein. Purchaser also intends to review title policies, surveys, existing environmental reports and studies, any assessments, special or otherwise, and statements, zoning and land use, ad valorem and personal property tax bills, notices or correspondence from governmental entities with respect to the Property, and books and records, files, leases and related items relating specifically to the Property (collectively, the "Documents").

4.2 <u>Return of Documents</u>. Purchaser shall return all of the Documents and a copy of any environmental, structural or engineering studies, or reports or test results obtained by Purchaser in connection with its inspection of the Property, promptly after such time as this Agreement is terminated for any reason permitted under the Agreement. This obligation shall survive the termination hereof.

4.3 <u>No Representation or Warranty by Seller</u>. Purchaser hereby acknowledges that, except as specifically set forth herein, Seller has not and does not make any warranty or representation regarding the truth, accuracy or completeness of Documents or the sources thereof. Seller has not undertaken any independent investigation as to the truth, accuracy or completeness of the Documents and is providing the Documents solely as an accommodation to Purchaser.

4.4 <u>Purchaser's Responsibilities and Indemnification</u>. Purchaser hereby indemnifies and holds Seller harmless from and against any and all liens, claims, causes of action, loss, damages, liabilities and expenses (including reasonable attorney's fees) arising out of Purchaser's (or its authorized agents' or representatives') inspections or tests permitted hereunder or any violation of the provisions of this Section 4. Notwithstanding any provision of this Agreement, no termination hereof shall terminate Purchaser's obligations pursuant to this Section 4.

4.5 <u>Right of Termination</u>. If, during the Inspection Period, Purchaser shall for any reason in Purchaser's sole discretion, judgment and opinion, be dissatisfied with any aspect of the Shares or the Property for any reason whatsoever, Purchaser shall be entitled, as its sole remedy, to terminate this Agreement by giving written notice thereof to Seller prior to the expiration of the Inspection Period. Upon any such termination, neither Seller nor Purchaser shall have any further obligations or liabilities to the other hereunder, except as expressly provided herein.

5. **SELLER'S WARRANTIES, COVENANTS AND REPRESENTATIONS.** As an inducement to Purchaser to enter into this Agreement and to purchase the Shares, Seller warrants, represents and covenants to Purchaser, as follows:

5.1 <u>Title</u>.

5.1.1 Seller has, and at the Closing, the Seller shall have good and marketable (legal and beneficial) title to the Shares free and clear of all liens, pledges, proxies, voting trusts, encumbrances, security interests, claims, charges, and restrictions whatsoever. There are no outstanding purchase agreements, options, warrants or other rights of any kind whatsoever entitling any Person to purchase or acquire any interest in any of such Shares or restricting their transfer.

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5.1.2   The Shares to be sold and transferred to Purchaser pursuant to this Agreement represent one hundred percent (100%) of the Company's issued and outstanding shares of capital stock. As of Closing, there will be no shareholders of the Company other than Seller. At Closing, Seller shall hold and shall transfer to Purchaser good title to the Shares, free and clear of any restrictions on transfer, assignment or sale (other than restrictions under the Securities Act of 1933, or any state securities laws or the regulations promulgated thereunder), liens, encumbrances, exceptions, taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, liabilities, covenants, agreements and demands. Upon the transfer of the Shares, Purchaser shall hold 100% of the Company's issued and outstanding equity securities. Seller is not, and at Closing will not be, party to any voting trust, proxy, or other agreement or understanding with respect to the Shares.   There are no agreements, obligations, promises or understandings relating to the issuance, sale or transfer of any of the Shares.

5.2   Organization.

5.2.1   Seller: (i) is a corporation that was organized and dissolved under the laws of the State of Delaware, and is in the process of an orderly liquidation of its assets pursuant to the laws of the State of Delaware and Seller's Amended Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund;; (ii) is duly bound by the actions and execution hereof by the authorized signatory who has executed this Agreement for and on behalf of Seller; and (ii) has the full right, authority and corporate power to enter into this Agreement and the Other Agreements and to consummate the transactions contemplated herein, including, without limitation, the right, power and authority to transfer the Shares in accordance with and subject to the terms and conditions of this Agreement.

5.2.2   The Company is a corporation duly organized and validly existing and in good standing under the laws of the Commonwealth of Virginia. The Company has full corporate power and authority and all licenses, permits and authorizations necessary to carry on the business in which it is engaged and to own and use the Property in the manner in which it is owned and used as of the date of this Agreement, except for licenses, permits and authorizations, the absence of which, would not have a material adverse effect on the Company or its business, assets, properties or operations. Seller has delivered to Purchaser true, correct and complete copies of the Articles of Incorporation and Bylaws of the Company. Seller shall not make or permit any modification of or amendment to the Articles of Incorporation or Bylaws of the Company after the Execution Date until the Closing Date without Purchaser's prior written consent. The corporate minute books of the Company correctly reflect all material corporate actions taken by the directors and shareholders of the Company and correctly record in all material respects all resolutions adopted by them.

5.2.3   All documents executed by Seller which are to be delivered to Purchaser at the Closing: are, or at the time of Closing will be, duly authorized, executed and delivered by Seller; are, or at the time of Closing will be, legal, valid and binding obligations enforceable in accordance with their respective terms except as such enforceability may be limited by bankruptcy or similar laws; are, and at the time of Closing will be, sufficient to convey title to the Shares; and, at the time of Closing will not violate any provisions of any material agreement or judicial order to which Seller or the Company is a party or to which Seller or the Company or the Property is subject.

5.2.4   Capitalization. The authorized capital stock of the Company consists of Seventy Thousand (70,000) shares of Class A Common Stock without par value, of which Nine Hundred Ten (910) shares are issued and outstanding, and Thirty Thousand (30,000) shares of Class B Common Stock without par value, of which Ninety (90) shares are issued and outstanding. All of the Shares have been duly authorized and validly issued, and are fully paid and nonassessable. There are no outstanding subscription rights, warrants, options, conversion rights, or other rights or agreements of any kind whatsoever entitling any Person to purchase or acquire any interest in any of the Shares. None of the Shares have been issued in violation of any federal, state or other law pertaining to the issuance of securities or in violation of any rights, preemptive or otherwise, of any Person.

5.2.5   Subsidiaries. The Company does not own or control, and never has owned or controlled, directly or indirectly, any capital stock of any other corporation or any interest in any other Person.

5.2.6   Authority.

(a)   The execution and delivery of this Agreement and the Other Agreements, the consummation of the transactions contemplated hereby and thereby, and the performance and fulfillment of their respective obligations and undertakings hereunder and thereunder by the Seller and the Company will not (i) violate any provision of, or result in the breach of or accelerate or permit the acceleration of any performance required by the terms of, the Articles of Incorporation or Bylaws of the Company; any judgment, decree, writ, injunction, order or award of any arbitration panel, court or governmental authority; or any applicable law, ordinance, rule or regulation of any governmental body; (ii) result in the creation of any claim, lien, charge or encumbrance upon any of the properties or assets (whether real or personal, tangible or intangible) of the Company; or (iii) in any way affect or violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any of the Permits (as that term is defined in Section 5.14 below); provided, however, Seller makes no representation or warranty as to whether any change of control filings or new permit applications are required by virtue of the transactions contemplated hereby.

(b)   The execution and delivery of, and the performance and consummation of the transactions contemplated by, this Agreement and the Other Agreements have been duly authorized by all requisite corporate action. All other consents, approvals, authorizations, releases or orders required of or for the Company and the Seller for the authorization, execution, and delivery of, and for the performance and consummation of the transactions contemplated by, this Agreement and the Other Agreements will have been obtained by the Closing.

5.3   Conflicts. The execution and entry into this Agreement, the execution and delivery of the documents and instruments to be executed and delivered by Seller on the Closing Date and the performance by Seller of Seller's duties and obligations under this Agreement and of all other acts necessary and appropriate for the full consummation of the purchase and sale of the Shares as contemplated herein, are consistent with and not in violation of any contract, agreement or other instrument to which Seller or the Company is a party, or any judicial order or judgment of any nature by which Seller or the Company is bound, except for contracts, the breach of which, would not have a material adverse effect on the Company or its business, assets, properties or operations.

5.4   Condemnation. The Company has received no notice of, nor to Seller's Knowledge is there pending, any Proceeding by any Governmental Authority having the power of eminent domain, which might result in any part of the Property being taken by condemnation or conveyed in lieu thereof. Seller will, promptly upon receiving any such notice or learning of any Proceeding, give Purchaser written notice thereof.

5.5   Litigation. To Seller's Knowledge, there are no claims of any kind or any actions, suits, proceedings, arbitrations or investigations pending or threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against, by or affecting the Seller or the Company, or the Company's business or condition (financial or otherwise), or any of the Company's properties or assets, or which would prevent the performance of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby, or which declare the same unlawful or cause the rescission thereof. The Company has complied with and is not in default under (and has not been charged or threatened with, and is not under an investigation with respect to, any charge concerning any violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative), or any order, writ, injunction or decree of any court, agency or instrumentality. Seller will, promptly upon receiving notice of any such Proceeding, give Purchaser written notice thereof, and Purchaser shall have the right to terminate this Agreement if Purchaser reasonably determines that such Proceeding will materially and adversely interfere with the ability of the Seller to fulfill its obligations under this Agreement.

5.6   Liabilities and Taxes.

5.6.1   Seller will pay or cause to be paid promptly all ad valorem taxes and similar taxes and assessments, all sewer and water charges and all other governmental charges levied or imposed upon or assessed against the Property and due on or prior to the Closing Date, and will pay or cause to be paid all expenses incurred in the use, occupancy and operation of the Property on or prior to the Closing Date.

5.6.2   Tax Matters.

(a)   As used in this Agreement, the term "Code" means the Internal Revenue Code of 1986, as amended. The term "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise,

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profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. The term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b)   Except as described on Schedule 5.6.2, the Company has filed all Tax Returns, or applicable extensions, that it was required to file; all such Tax Returns were correct and complete in all material respects; all Taxes owed by the Company (whether or not shown on any Tax Return) have been paid; to the Knowledge of the Seller, no claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; and there are no liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(c)   The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any creditor, independent contractor, or other third party, and the Company has collected and paid all taxes required to have been collected and paid in connection with any amounts received from any customer or other third party.

(d)   There is no dispute or claim concerning any Tax liability of the Company either (i) claimed or raised by any authority in writing, or (ii) or to Seller's Knowledge based upon personal contact with any agent of such authority. The Seller delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2008.

(e)   The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)   The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Sec. 280G. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Sec. 6661 as to returns due on or before December 31, 2005, or Code Sec. 6662 as to returns due after that date. The Company has no liability for unpaid Taxes because it once was a member of an affiliated group during any part of any consolidated return year.

5.6.3   The Company has no employees and has never had any employees.

5.7   Contracts.

(a)   Except for the Lot Contract and the Fawn Lake Declaration, and except for any contracts provided to or made available to Purchaser, the Company is not a party to or bound by, and neither its business nor assets are bound or affected by, any material written or oral contract, agreement or commitment ("Contracts") of any kind whatsoever, including, but not limited to, any (i) employment agreement; (ii) promotion or advertising agreement; (iii) bonus, profit sharing, deferred compensation, hospitalization, retirement, insurance, pension, welfare, stock option or stock purchase plan, arrangement or agreement or any other plan, arrangement or agreement providing for employee benefits or for the remuneration, direct or indirect, of its stockholders, directors, officers or employees; (iv) agreement with any shareholder, director or officer of the Company; (v) agreement containing covenants by the Company not to compete in any lines of business or commerce; (vi) franchise or distributorship agreement; (vii) loan, credit or financing agreement, including all agreements for any commitments for future loans, credits or financing; (viii) guarantee; (ix) mortgage or security agreement; or (x) agreement to purchase raw materials, supplies or services used regularly in the Company's business, or to sell the inventory or services provided by the Company.

(b)   The Company has performed all material obligations required to be performed by it to date under all Contracts and commitments to which it is a party, and Seller has no knowledge, nor has any reasonable grounds to know, that any other party is in default (or would be in default on the giving of notice or the lapse of time or both) under any contract or commitment to which the Company is a party.

(c)   True and complete copies of all Contracts and commitments to which the Company is a party or which are otherwise referred to in this Agreement, including any Schedule or Annex hereto, have been delivered to Purchaser or made available for Purchaser's inspection, and there are no amendments to or modifications of, or significant agreements of the parties relating to, any such Contract, agreement or commitment which have not been disclosed to Purchaser, and each such Contract, agreement or commitment is valid and binding on the parties thereto in accordance with its respective terms, except as enforceability may be limited by bankruptcy or similar laws. The Management Agreement presently in effect will be terminated as of the Closing Date.

5.8   Financial Statements. The Seller has delivered to Purchaser, true and complete copies of the Seller's financial statements for the period ending December 31, 2011 (the "Financial Statements'). BKD, LLP, Certified Public Accountants ("BKD") has performed certain specific agreed upon procedures in connection with the issuance of the Financial Statements. The Financial Statements (a) include in all material respects the results of operations of the Company for the period covered thereby and the financial condition of the Company as at the dates thereof on a liquidation basis; and (b) were prepared in conformity with generally accepted accounting principles applied on a basis consistent with prior periods.

5.9   Foreign Ownership. Seller will provide at Closing, certificates that Seller is not a "foreign person" as that term is defined in the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated pursuant thereto.

5.10   Company's Business. The Company neither owns, leases (whether as lessor or lessee) or operates, nor has ever owned, leased (whether as lessor or lessee) or operated, any property other than the Property and the entire Fawn Lake development, and the Company neither conducts, nor has ever conducted, any business other than its ownership and operation of the Property and the entire Fawn Lake development.

5.11   Absence of Material Change. Except as set forth on Schedule 5.11:

(a)   Since December 31, 2011, (i) there has been no material change in the condition (financial or otherwise), assets, liabilities, business or operations of the Company, other than non-material changes in the ordinary course of business, none of which either singly or in the aggregate has been materially adverse; and (ii) there has been no damage, destruction, loss or other occurrence or development (whether or not insured against), which either singly or in the aggregate materially adversely affects (and to Seller's knowledge there exists no threatened occurrence or development which is reasonably likely to materially adversely affect) the assets, liabilities, business or operations of the Company.

(b)   Since December 31, 2011, the Company has not (i) created or incurred any liability, commitment or obligation (absolute or contingent), except unsecured current liabilities incurred for other than money borrowed in the ordinary course of business; (ii) mortgaged, pledged or subjected to any lien or otherwise encumbered any of its assets, tangible or intangible; (iii) discharged or satisfied any lien, security interest or encumbrance, or paid any obligation or liability (absolute or contingent), other than current liabilities due and payable in the ordinary course of business; (iv) waived any rights of substantial value; cancelled any debts or claims; or terminated or amended, or suffered the termination or amendment of, any contract, lease, agreement or license to which the Company is or was a party; (v) made any capital expenditures or any capital additions or betterments which in the aggregate exceeded $15,000; (vi) sold or otherwise disposed of any of its assets, tangible or intangible, except in the ordinary course of business; (vii) declared or paid any dividends or made any other distribution on or in respect of, or directly or indirectly purchased, retired, redeemed, or otherwise acquired, any shares of the Company's stock; (viii) paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of the Company's present or former stockholders, directors, officers, agents, (ix) renewed, amended, become bound by or entered into any contract, commitment or transaction other than in the ordinary course of business; or (x) changed any material accounting practice followed or employed in preparing the Financial Statements.

5.12   Undisclosed Liabilities.

(a)   The Company has no, and the Company's properties and assets are not subject to any, liability, commitment, indebtedness or obligation of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured, which is not reflected in the Financial Statements or shown on Schedule 5.12.

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(b)   Schedule 5.12 sets forth a true and complete list of all Liabilities that are not reflected in the Financial Statements, including a statement of the amount thereof, if quantifiable.

5.13   Properties and Assets. The Company owns and has good and marketable title to all of the Property, free and clear of any mortgages, security interests, claims, liens, charges, or encumbrances whatsoever except for the Permitted Exceptions. Exhibit A sets forth a true and complete legal description of all Real Estate owned of record by the Company.

5.14   Environmental Matters.

(a)   As used in this Section 5.14, the term "Hazardous Material" shall mean any substance, chemical or waste (including, without limitation, asbestos, polychlorinated biphenyls (PCBs) and petroleum) that is designated or defined (either by inclusion in a list of materials or by reference to exhibited characteristics) as hazardous, toxic or dangerous, or as a pollutant or contaminant, in any federal, state or local law, code or ordinance, now existing or hereafter in effect, and all rules and regulations promulgated thereunder, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. §§ 9601, et seq., and the Kentucky Revised Statutes, Chapter 224.

(b)   Except for matters reflected in the Documents, the Company has duly complied in all material respects with, and its business, operations, assets, equipment, facilities, including, without limitation, the Property, are in full compliance with, the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder, including, without limitation, all laws and regulations with respect to reporting releases of Hazardous Materials and the registration, testing and maintenance of underground storage tanks.

(c)   The Company has been issued, and will maintain, all required federal, state and local permits, licenses, certificates and approvals relating to (i) discharges to surface water or ground water; (ii) solid or liquid waste disposal; (iii) the use, generation, storage, transportation or disposal of Hazardous Materials; and (iv) other environmental, health or safety matters. A true, accurate and complete list of all such permits, licenses, certificates or approvals is set forth on Schedule 5.14 ("Permits").

(d)   Except for matters reflected in the Documents, neither the Company nor Seller has received notice of, or knows of or suspects, any fact(s) which is reasonably likely to constitute violations(s) of any federal, state or local environmental, health or safety laws, codes or ordinances, or any rules or regulations promulgated thereunder, which relate to the use, ownership or occupancy of any of the Property, and the Company is not in violation of any material covenants, conditions, easements, rights of way or restrictions affecting any of the Property or any rights appurtenant thereto.

(e)   Except for matters reflected in the Documents, and except in accordance with a valid governmental permit, license, certificate or approval listed on Schedule 5.14, the Company has not emitted, spilled, released, discharged or threatened release into or upon (i) the air; (ii) the soils or any improvements located thereon; (iii) the surface water or ground water; or (iv) the sewer, septic system or waste treatment, storage or disposal system servicing the Property, of any Hazardous Material at or from any of the Property (any of which is hereafter referred to as a "Hazardous Discharge").

(f)   To the Seller's knowledge, here has been no complaint, order, directive, claim, citation or notice by any governmental authority or any other Person with respect to (i) spills, releases or discharges to soils or any improvements located thereon, surface water, ground water or the sewer, septic system or waste treatment, storage or disposal systems servicing the Property; (ii) solid or liquid waste disposal; (iii) the use, generation, storage, transportation or disposal of Hazardous Materials; or (iv) other environmental, health or safety matters, affecting the Company, any of the Property, any improvements located thereon or the business conducted thereon (any of which is hereafter referred to as an "Environmental Complaint").

(g)   All Hazardous Materials disposed of, treated or stored on or offsite of any real property owned or operated at any time by the Company have been disposed of, treated and stored in material compliance with all applicable laws, codes and ordinances and all rules and regulations promulgated thereunder.

(h)   Except for matters reflected in the Documents, and except for supplies that are to be used in the ordinary course of the Company's business and in full compliance with all applicable laws, codes and ordinances: (i) the Property is free of all Hazardous Materials and underground storage tanks; (ii) the Company has not stored, treated or disposed of any Hazardous Materials on, in or under the Property, or any part thereof, and has not permitted the Property, or any part thereof, to be used for the storage, treatment or disposal of Hazardous Materials; and (iii) there has been no storage, treatment, disposal or release of Hazardous Materials on, in or under the Property at any time by any Person.

5.15   Survival of Representations.   The representations, warranties and covenants contained in this Section 5 shall survive Closing and the transfer of title of the Shares to Purchaser for a period of six (6) years after the Closing.

5.16   Acknowledgement of Purchaser.   Purchaser confirms that no claim for breach of a representation or warranty made by Seller hereunder shall be made after the Closing to the extent Purchaser had actual knowledge of such breach or of any matter giving rise to such breach on or before the Closing Date.

6.   PURCHASER'S REPRESENTATIONS AND WARRANTIES.

6.1   Authority of Purchaser.   Purchaser represents and warrants that Purchaser is duly organized and validly existing under the laws of the State of Delaware and has the full right, power and authority to enter into this Agreement, and, at Closing, will have the full right, power and authority to consummate the transactions provided for herein and Purchaser agrees to provide such certificates, resolutions and other documents as evidence thereof as may be reasonably requested by Seller and/or its counsel. Purchaser represents and warrants to Seller that this Agreement, the Other Agreements and any agreements and other documents to be executed by Purchaser at Closing pursuant to this Agreement, when so executed and delivered, are and shall be legal, valid and binding obligations of Purchaser and enforceable against Purchaser in accordance with their respective terms. The execution and delivery of this Agreement and the performance of the obligations of Purchaser hereunder are within its powers and shall have been duly authorized by all necessary corporate or entity action and no consent of any other person or entity to such execution, delivery and performance is required.

6.2   No Bankruptcy or Receivership. At no time on or before the Closing Date shall any of the following have occurred with respect to the Purchaser: (i) the commencement of a case under Title 11 of the United States Bankruptcy Code, as now constituted or hereafter amended, or under any other applicable federal or state bankruptcy law or similar law; (ii) the appointment of a trustee or receiver of any property interests held by Purchaser; (iii) an assignment for the benefit of creditors; (iv) an attachment, execution or other judicial seizure of a substantial property interest; (v) the taking out of, failure to take, or submission to any action indicating an inability to meet its financial obligations as they accrue; or (vi) a dissolution or liquidation.

6.3   Survival of Representations. The representations and warranties of Purchaser set forth in this Section 6 shall survive Closing for a period of six (6) years after the Closing Date.

7.   CLOSING.

7.1   Closing Date. The Closing will be held at the offices of Seller on or before April 30, 2012 (the "Closing Date"). The time for the Closing shall be 10:00 A.M., Eastern Time, on the Closing Date.

7.2   Conveyances and Deliveries at Closing. On the Closing Date, the following documents shall be delivered:

7.2.1   Seller will deliver to Purchaser and the Title Insurer an affidavit to the effect that (i) to the best of Seller's knowledge, there are no parties in, or having any right or claim to, possession of the Property, and (ii) no improvements or repairs have been made by, or for the account of or at the instance of, the Company to or on the Property for which payment in full has not been made or will be made from Closing proceeds.

7.2.2   Seller will deliver to the Purchaser the original Stock Certificates representing the Shares, together with duly executed stock transfer powers in blank and any other documents representing all of the Shares in a form acceptable to Purchaser.

7.2.3   Seller will deliver a certificate of good standing of the Company issued as of a date within ten (10) days before the Closing Date by the State Corporation Commission of the Commonwealth of Virginia.

7.2.4   Seller will deliver to Purchaser such duly executed and acknowledged verified certificates, affidavits, consents and other documents respecting the power and authority to perform the obligations hereunder and as to the due authorization thereof by appropriate Seller proceedings and as to the authority of persons acting for Seller.

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7.2.5 Seller will deliver a certificate of the Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) amendments to the Articles of Incorporation of the Company since a specified date; (ii) bylaws of the Company being true and correct and unmodified since a specific date; (iii) resolutions of the Board of Directors of the Company and its Shareholders authorizing the execution and performance of this Agreement, the Other Agreements and the transactions contemplated herein; and (iv) incumbency and signatures of the officers of the Company executing this Agreement and any Other Agreements.

7.2.6 Seller will deliver an executed affidavit satisfying the requirements of the foreign investors real property tax act ("FIRPTA").

7.2.7 Seller will deliver a certificate of Seller representing that all warranties and representations made in Section 5 of this Agreement are true and correct in all material respects as of the Closing Date. Purchaser shall deliver a certificate of Purchaser representing that all warranties and representations made in Section 6 of this Agreement are true and correct as of the Closing Date.

7.2.8 Seller shall deliver possession of the Property, including, without limitation, the originals of all Contracts and all keys in the possession of Seller.

7.2.9 Seller shall terminate the Services Contract currently in effect between Seller and the Management Company. A new Services Agreement (as described in Section 11.1 hereof) shall become effective as of the Closing Date.

7.2.10 Seller shall deliver the resignations of all directors and officers of the Company as directed by Purchaser, effective as of the Closing Date.

7.2.11 Seller shall deliver the stock books, stock ledgers, minute books, corporate seal and other books and records of the Company.

7.2.12 Seller shall deliver such other documents and instruments as may be required to accommodate the transactions contemplated in this Agreement.

7.2.13 Concurrently with Seller's deliveries at the Closing, Purchaser will pay to Seller the cash portions of the Purchase Price required to be paid at Closing pursuant to Section 3 hereof.

7.2.14 Purchaser shall deliver a certificate of good standing of Purchaser issued as of a date within ten (10) days before the Closing Date by the Delaware Secretary of State.

7.2.15 Purchaser shall deliver a Certificate of the Purchaser, dated the Closing Date, in form and substance reasonably satisfactory to Seller as to (i) resolutions of the managers and members of the Purchaser authorizing the execution and performance of this Agreement, the Other Agreements and the transactions contemplated herein; and (ii) incumbency and signatures of the officers of the Purchaser executing this Agreement and any Other Agreements.

7.3   Closing Adjustments and Prorations.

7.3.1   At Closing, Purchaser shall assume and pay when due:

(a)   Real and personal property ad valorem taxes and any special assessments upon the Property.

(b)   Utility charges payable by the Company, including water and sewer charges.

(c)   Expenses under the Contracts.

(d)   All other expenses of operating or owning the Property, including the Accounts Payable.

(e)   All other Assumed Liabilities.

7.3.2   If the actual amount of real and personal property taxes, expenses, Accounts Payable or utility charges is not known as of the Closing Date because bills for the period in question have not been issued, the amounts assumed at the Closing will be based on the most current and accurate billing information available. Should such amounts for the period in question prove to be inaccurate upon receipt of the actual assessments or bills for the Property, Purchaser shall be responsible for such corrected amount.

8.   CASUALTY AND CONDEMNATION.

8.1   Risk of Loss.   Until the purchase of the Shares has been consummated on the Closing Date, all risk of loss of, or damage to, or destruction of, the Property (whether by fire, flood, tornado or other casualty, or by the exercise of the power of eminent domain, or otherwise) shall belong to and be borne by Seller. Seller shall promptly notify Purchaser in the event that it becomes aware or receives any notice of any damage to or destruction of the Property.

8.2   Condemnation.   If prior to the Closing Date all of the Property is taken by condemnation or eminent domain, this Agreement will be automatically terminated, and thereupon this Agreement will be null and void and of no further force or effect, and neither Purchaser nor Seller will have any further rights, duties, liabilities and obligations to the other by reason thereof. Seller shall promptly notify Purchaser in the event Seller becomes aware or receives notice of any pending or threatened condemnation of any portion of the Property. If prior to the Closing Date Seller receives notice that less than all of the Property will be taken by condemnation or eminent domain, if, in Seller's reasonable judgment, the value of the Property shall be materially and adversely affected, then Seller shall so notify Purchaser and Purchaser may, at its option, terminate this Agreement, and thereupon this Agreement will be null and void and of no further force or effect and neither Purchaser nor Seller will have any further rights, duties, liabilities and obligations to the other by reason thereof, except as to such obligations which expressly survive. If this Agreement is not terminated, Purchaser will accept title to the Property subject to the taking, in which event, at the Closing, the proceeds of the award or payment will be retained by the Company and transferred by Seller to Purchaser and any moneys theretofore received by Seller in connection with such taking will be credited to Purchaser.

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9. **BROKERS**. Purchaser represents and warrants that there is no broker, finder or agent who is entitled to any commission or fee in connection with this transaction, and Purchaser agrees to indemnify Seller and the Company against any claims of, and liabilities to, any person or entity claiming through Purchaser, or as a result of any dealing with Purchaser, or any agreement with Purchaser, for brokerage commissions, finder's fees or other remuneration arising from this Agreement or the transactions contemplated by this Agreement. Seller represents and warrants that there is no broker finder or agent who is entitled to any commission or fee in connection with this transaction, and Seller agrees to indemnify Purchaser and the Company against any claims of, and liabilities to, any person or entity claiming through Seller, or as a result of any dealing with Seller, or any agreement with Seller, for brokerage commissions, finder's fees or other remuneration arising from this Agreement or the transactions contemplated by this Agreement.

10. **DEFAULT AND INDEMNITY**.

10.1   Seller's Default. If the sale and purchase of the Shares contemplated by this Agreement is not consummated on account of a Seller's default hereunder, at Purchaser's option Purchaser shall have the right to seek specific performance of this Agreement. Provided, however in the event that Seller wrongfully opposes, hinders or delays Purchaser's attempt to obtain specific performance, Seller shall reimburse Purchaser for all costs actually incurred by Purchaser in connection with its inspections of the Company, Documents and the Property, including but not limited to environmental reports, surveys, engineering reports, and appraisals, up to an amount not to exceed Fifty Thousand Dollars ($50,000.00).

10.2   Purchaser's Default. If the sale and purchase of the Shares contemplated by this Agreement is not consummated because of Purchaser's default, failure or refusal to perform hereunder, Seller shall be entitled to any and all remedies at law or in equity.

10.3   Indemnities.

10.3.1 If and only if the Closing occurs, Seller shall indemnify, defend and hold Purchaser and the Company harmless from and against, and shall pay to the Purchaser and the Company the full amount of any losses, claims, damages, judgments, fines, penalties, settlement amounts, payments of amounts demanded, and attorney's fees and Litigation Costs incurred in connection with a Proceeding (collectively "Losses"), arising out of or resulting from any or all of the following: (i) breach of, or any inaccuracy in, any representation or any warranty of Seller hereunder; (ii) any liabilities, losses, costs or expenses of Seller or the Company arising out of or related to the operation or ownership of the Company and/or the Property prior to the Closing Date, other than Assumed Liabilities; (iii) the actions, conduct and/or omissions of the employees, officers, directors, agents or representatives of the Seller or of the Company prior to the Closing Date; (iv) any liabilities of the Seller or the Company existing, occurring or arising prior to the Closing Date except for the Assumed Liabilities; (v) any undisclosed liabilities, contracts or commitments of the Seller or the Company, including, without limitation, any commitments to existing or former customers, contractors, suppliers or other persons (including the FLCA); and (vi) breach of any covenant or agreement by the Seller or the Company contained in this Agreement or in any of the Other Agreements. For purposes of this Section

10.3, liabilities and other matters are "undisclosed" if they are not fully and specifically described in this Agreement or in a Schedule to this Agreement.

10.3.2 If and only if the Closing occurs, Purchaser and the Company, jointly and severally, shall indemnify and hold Seller harmless from and against any Losses which arise out of, or result from any or all of the following: (i) breach of, or any inaccuracy in, any representation or warranty of Purchaser hereunder; (ii) any liabilities, losses, costs or expenses arising out of or related to the operation or ownership of the Company and/or the Property on or after the Closing Date; (iii) amounts accruing for periods under the Contracts subsequent to the Closing Date; (iv) claims due to, arising out of, or relating to injuries which were sustained after the Closing as a result of the operation, use, condition and/or upkeep of the Property after the Closing; (v) the actions, conduct and/or omissions of the employees or agents of Purchaser and/or Company after the Closing; and (vi) any Assumed Liabilities.

10.3.3 Upon the occurrence of any event for which the Purchaser or the Company is entitled to indemnification under this Agreement, they shall have all the rights and remedies in law and/or equity available to them. Without limiting the foregoing, the Seller agrees to promptly pay, upon receipt of notice from the Purchaser or the Company the amounts which the Seller may owe to the Purchaser or the Company from time to time by reason of the provisions of this Agreement. Should Seller fail or refuse to pay any such amounts promptly after the request of the Purchaser or the Company, then Purchaser may, at its election, offset any amounts due and owing against the payments of any amounts due from Purchaser pursuant to Section 3 of this Agreement.

10.3.4 The provisions of this Section 10.3 shall expressly survive the Closing Date and the transfer of the Shares for a period of six (6) years.

11.   SPECIAL CONDITIONS TO CLOSING. Seller and Purchaser each hereby agree that the following items shall be considered conditions to Seller's and Purchaser's respective obligations to close:

11.1   Seller agrees that as a condition precedent to Purchaser's obligation to close under this Agreement, Purchaser will, execute and deliver a management and development services agreement for the Property acceptable to Purchaser in its sole discretion (the "New Services Agreement") pursuant to which an affiliate of Purchaser shall, from and after the Closing Date, be appointed as the exclusive manager and developer for the Property. The New Services Agreement shall have a term which shall commence on the Closing Date. All other terms and conditions of the New Services Agreement shall be as set forth therein.

11.2   (a) Seller shall assign to Purchaser any rights or interests it has with regard to Fawn Lake Community Association, a Virginia non-stock corporation, and the Company's position as Declarant under the Fawn Lake Declaration, but none of its Liabilities in connection therewith, all pursuant to terms and conditions acceptable to Purchaser; (b) Seller shall have transferred to the FLCA all of the Common Areas (as defined in the Fawn Lake Declaration); and (c) all of the transactions contemplated herein shall have been approved by the independent members of the Seller's Board of Directors.

11.3   The Supplemental Declaration shall have been executed by the Company and recorded in the land records of the Spotsylvania Circuit Court and no action or proceeding challenging the validity of the Supplemental Declaration shall have been threatened or commenced. In the event that the Supplemental Declaration is at any time after the effective date of this Agreement declared null and void by Purchaser or by order of a court of competent jurisdiction, Purchaser shall be entitled to, as applicable: (a) terminate this Agreement and the transactions contemplated herein in which event such termination shall not be considered a default hereunder; or (b) if at any time after Closing occurs, sell, assign, convey or transfer all of its right, title and interests in and to the Property to any other Person.

12.   TIME OF ESSENCE. Time shall be of the essence of this Agreement.

13.   GOVERNING LAW. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware.

14.   NOTICES. Any notices, requests or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, by nationally recognized courier which maintains a record of receipt and delivery (such as Federal Express or UPS), by confirmed facsimile, or by United States registered or certified mail, return receipt requested, postage prepaid and addressed to each party at its address as set forth below:

To Seller/Liquidating Trustee:	Robert H. Rice, Sr. 2200 River Bluff Road Louisville, Kentucky 40207 Facsimile: (502)333-0792
To Purchaser:	Glen Arden Development, LLC 600 N. Hurstbourne Parkway, Suite 300 Louisville, Kentucky 40222 Attention: Brian F. Lavin, President Facsimile: (502) 426-4994
With a copy to:	Rosann Tafel, Esq. 600 N. Hurstbourne Parkway, Suite 300 Louisville, Kentucky 40222 Facsimile: (502) 426-4994

Any such notice, request or other communication shall be considered given or delivered, as the case may be, on the date of hand or facsimile delivery, on the first (1st) business day following deposit with a national overnight courier or on the third (3rd) business day following deposit in the United States mail as provided above. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, request or other communication. By giving at least five (5) days prior written notice thereof, any party may from time to time at any time change its mailing address hereunder.

15. **ENTIRE AGREEMENT: MODIFICATION.** This Agreement supersedes all prior discussions and agreements between Seller and Purchaser with respect to the Shares and the Property and contains the sole and entire understanding between Seller and Purchaser with respect to the Shares and the Property. This Agreement cannot be modified or amended in any respect except by a written instrument executed by or on behalf of each of the parties to this Agreement.

16. **EXHIBITS.** Each and every exhibit or schedule referred to or otherwise mentioned in this Agreement is attached to this Agreement and is and shall be construed to be made a part of this Agreement by such reference, in the same manner and with the same effect as if each exhibit and schedule were set forth in full and at length every time it is referred to or otherwise mentioned.

17. **CAPTIONS.** All captions, heading, Section, Subsection, Paragraph and Subparagraph numbers and letters and other reference numbers or letters are solely for the purpose of facilitating reference to this Agreement and win not supplement, limit or otherwise vary in any respect the text of this Agreement.

18. **REFERENCES.** All references to Sections, Subsections, Paragraphs or Subparagraphs will be deemed to refer to the appropriate Section, Subsection, Paragraph or Subparagraph of this Agreement. Unless otherwise specified in this Agreement, the terms "herein", "hereof", "hereunder" and other terms of like or similar import, will be deemed to refer to this Agreement as a whole, and not to any particular Section, Subsection, Paragraph or Subparagraph hereof. Words of any gender used in this Agreement will be held and construed to include any other gender, and words of a singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

19. **COUNTERPARTS.** This Agreement may be executed in several counterparts, each of which will constitute an original and all of which together shall constitute one and the same instrument. Furthermore, this Agreement may be executed by facsimile or PDF with original signatures following by mail.

20. **WAIVER.** Any condition or right of termination, cancellation or rescission granted by this Agreement to Purchaser or Seller may be waived by such party.

21. **ASSIGNMENT.** Neither this Agreement nor the rights, duties, interests and obligations of Seller hereunder may be assigned by Seller without the prior written consent of Purchaser. Purchaser may not assign this Agreement without Seller's prior written consent, except that Seller's consent shall not be required if such assignment is to an affiliate of Purchaser.

22. **SUCCESSORS AND ASSIGNS.** This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns (if permitted hereunder).

23. **DATE FOR PERFORMANCE.** If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the Closing must be held, expires on a Saturday,

Sunday or legal or bank holiday, then such time period will be automatically extended through the close of business on the next regularly scheduled business day.

24. **SEVERABILITY.** In the event any provision or portion of this Agreement is held by any court of competent jurisdiction to be invalid or unenforceable, such holding will not affect the remainder hereof, and the remaining provisions shall continue in full force and effect at the same extent as would have been the case had such invalid or unenforceable provision or portion never been a part hereof.

25. **LEGAL FEES AND COSTS TO PREVAILING PARTY.** In any litigation between the parties regarding this Agreement, the losing party shall pay to the prevailing party all Litigation Costs incurred by the prevailing party. A party shall be considered the prevailing party if (i) it initiated the litigation and substantially obtains the relief it sought, either through a judgment or through the losing party's voluntary action before any arbitration (after it is scheduled), trial or judgment; (ii) the other party withdraws its action without substantially obtaining the relief it sought; or (iii) it did not initiate the litigation and judgment is entered for either party, but without substantially granting the relief sought.

26. **AUTHORITY.** The undersigned officers of Seller and Purchaser hereby represent, covenant and warrant that all actions necessary by their respective boards of directors, directors, shareholders and partners will have been obtained and that they will have been specifically authorized to enter into this Agreement prior to the Closing Date and that no additional action will be necessary by them in order to make this Agreement legally binding upon them in all respects.

27. **CONFIDENTIALITY.** Prior to Closing, neither Purchaser nor Seller will disclose the existence of the proposed transaction except to its employees, directors, officers, agents, representatives, attorneys, lenders, accountants and/or advisors ("Seller Representatives") as is necessary in connection with the transaction, and/or to others as required by law, court order or governmental agency.

[REMAINDER OF PAGE BLANK—SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have duly signed, sealed and delivered this Agreement.

"SELLER"   **"PURCHASER"**

NTS MORTGAGE INCOME FUND,   GLEN ARDEN DEVELOPMENT, LLC,
a Delaware limited corporation   a Delaware limited liability company

By:    By:

    Name: Brian F. Lavin   Name: J.D. Nichols

    Title: President   Title: Manager

PARTNERSHIP INTEREST PURCHASE AND SALE AGREEMENT

THIS PARTNERSHIP INTEREST PURCHASE AND SALE AGREEMENT ("Agreement") is made and entered into as of the 30th day of April, 2012, by and between (i) NTS MORTGAGE INCOME FUND, a Delaware corporation with principal office and place of business at 10172 Linn Station Road, Louisville, Kentucky 40223 ("Seller") and (ii) BELLEMEADE DEVELOPMENT, LLC, a Delaware limited liability company, with principal office and place of business at 600 N. Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222 ("Purchaser").

RECITALS:

A.   ORLANDO LAKE FOREST JOINT VENTURE, a Florida joint venture (the "Company") owns certain unimproved real property, together with all easements, hereditaments and rights appurtenant thereto or located thereon, near Orlando, Florida, all as more particularly described on Exhibit A attached hereto and made a part hereof by this reference;

B.   The Company is owned and operated pursuant to that certain Amended and Restated Joint Venture Agreement of Orlando Lake Forest Joint Venture dated as of August 16, 1997 (the "Joint Venture Agreement") by and among Orlando Lake Forest, Inc., a Florida corporation ("OLF, Inc."), OLF II Corporation, a Florida corporation ("OLF II"), Orlando Capital Corporation, a Kentucky corporation ("OCC"), and Seller. Pursuant to the terms of the Joint Venture Agreement, Seller owns fifty percent (50%) of the Percentage Interests in the Company, as such term is defined in the Joint Venture Agreement (Seller's 50% Percentage Interests being hereinafter referred to as the "Partnership Interests"), OLF, Inc. owns 16.37% of the Percentage Interests in the Company, OLF II owns 3.80% of the Percentage Interests in the Company, and OCC owns 29.83% of the Percentage Interests in the Company;

C.   Seller has offered to sell the Partnership Interests to Purchaser pursuant to this Agreement;

D.   Purchaser has offered to purchase the Partnership Interests from Seller;

E.   The parties desire to provide for said purchase and sale on the terms and conditions hereinafter set forth; and

F.   This Agreement is the definitive acquisition agreement for the sale and purchase of the Seller's Partnership Interests in the Company which was contemplated by, and this Agreement supercedes that portion of the letter agreement dated December 7, 2011 entitled "Proposed Terms of Purchase Agreement for Fawn Lake Development, Spotsylvania, Virginia," and addressed to Board of Directors of NTS Mortgage Income Fund from NTS Development Company, a Kentucky corporation, and/or its affiliate, designee or assignee ("NTS") (the "Letter Agreement") as such Letter Agreement relates to the purchase and sale of the Seller's Partnership Interests in the Company by NTS. Seller has also, pursuant to the Letter Agreement, entered into that certain Stock Purchase Agreement dated of even date herewith (the "Stock Purchase Agreement") with Glen Arden Development, LLC, a Delaware limited liability company, pursuant to which Glen Arden has agreed to purchase all of the issued and outstanding capital stock of NTS/Virginia Development Company, a Virginia corporation ("NTS/Virginia").

NOW, THEREFORE, for and in consideration of the foregoing premises, the mutual covenants and agreements set forth herein and other good and valuable consideration, all of which each party respectively agrees constitutes sufficient consideration received at or before the execution hereof, the parties hereto do hereby agree as follows:

1. **DEFINITIONS AND MEANINGS**. In addition to any other terms whose definitions are fixed and defined by this Agreement, each of the following defined terms, when used in this Agreement with an initial capital letter, shall have the meaning ascribed thereto by this Section 1:

"Agreement" means this Partnership Interest Purchase and Sale Agreement, together with all exhibits and schedules attached hereto.

"Assumed Liabilities" shall mean the liabilities of the Company described on Schedule 1.01(a), attached hereto.

"Closing" means the consummation of the purchase and sale contemplated by this Agreement.

"Closing Date" means the time and date, established under Subsection 7.1 hereof, when the purchase and sale contemplated by this Agreement is to be consummated, as such date may be extended by mutual agreement of the parties or pursuant to the provisions of this Agreement.

"Contracts" shall have the meaning set forth in Section 5.7 hereof.

"Excluded Liabilities" shall mean any and all liabilities of the Company arising, existing, or occurring prior to or on the Closing Date, except for Assumed Liabilities.

"Execution Date" means the date on which this Agreement is duly executed and delivered by Seller and Purchaser (which execution and delivery may be accomplished by means of facsimile or PDF signatures); such date shall be inserted in the preamble on the first page of this Agreement.

"Declaration" shall mean that certain Declaration of Restrictions and Reciprocal Easement Agreement dated October 27, 1997, entered into by the Company, recorded in Official Records Book 3317, Page 0274, in the Office of the Clerk of the Circuit Court of Seminole County, Florida (as amended and supplemented from time to time).

"Governmental Authorities" means the United States, the State of Florida and any political subdivision thereof, and any and all agencies, departments, commissions, boards, bureaus, bodies, councils, offices, authorities or instrumentalities of any of them, of any nature whatsoever for any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence.

"HOA Litigation" shall mean that certain lawsuit styled, "Lake Forest Master Community Association, Inc., Plaintiff, v. Orlando Lake Forest Joint Venture, a Florida joint venture, Defendant, Case No. 2010-CA-006652 in the Circuit Court of the Eighteenth Judicial Circuit in and for Seminole County, Florida" wherein Plaintiff HOA seeks declaratory, as well as temporary and permanent injunctive relief declaring the First Amendment to Declaration of Restrictions and Reciprocal Easement Agreement amending the Declaration, to be null and void, and any appeals or other proceedings related to such lawsuit.

"Inspection Date" means 5:00 p.m. Eastern Time on the day immediately before the Closing Date.

"Inspection Period" means the period of time after the Execution Date (i.e., excluding the Execution Date) through and including the Inspection Date.

"Intellectual Property" shall mean any trade names, trademarks or service marks, together with the goodwill associated therewith; copyrights; pending or issue registrations for any of the foregoing; trade secrets; unaffiliated and proprietary information; computer programs; and all other intangible property rights of any kind of Seller relating to the Company or the Property.

"Legal Requirement" means any applicable federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

"Liability" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for taxes, accounts payable, notes payable, indebtedness or obligations of any kind or nature whatsoever.

"Liquidating Trust" shall mean the liquidating trust established pursuant to that certain Liquidating Trust Agreement dated April 30, 2012 by and among the Seller, Robert H. Rice, Sr. as Managing Trustee and Christiana Trust as Resident Trustee.

"Liquidating Trustee" shall mean the Managing Trustee and the Resident Trustee.

"Litigation Costs" means costs, charges and expenses, including, without limitation, attorneys', accountants', and expert witness fees, actually incurred in the investigation, defense or prosecution of or other involvement in any Proceeding and any appeal therefrom, the cost of appeal, attachment and similar bonds, and the cost of establishing a right to indemnification under this Agreement.

"Management Company" means the person or entity which provides on-site property management services for the Property. The Management Company, as of the Execution Date, is Residential Management Company, an affiliate of Seller and Purchaser.

"Managing Trustee" shall mean Robert H. Rice, Sr., or his appointed successor.

"NTS" shall mean, collectively, NTS Development Company and/or Residential Management Company.

"Occupational Safety and Health Law" means any Legal Requirement designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards, and any program, whether government or private (including those promulgated or

3

sponsored by industry associations and insurance companies), designed to provide safe and healthful working conditions.

"Other Agreements" shall mean the new Services Agreement and all other agreements, certificates, opinions, instruments or documents contemplated by, required by or referred to in this Agreement for the consummation of the transactions contemplated hereby.

"Permitted Exceptions" means ad valorem real estate taxes not yet due and payable, the items listed on Exhibit B attached hereto and made a part hereof by this reference, the PNC Mortgage, the Declaration, and all covenants, conditions and restrictions of record with respect to the Property.

"Person" shall mean any person, firm, trust, partnership, corporation or other business entity.

"PNC Mortgage" shall mean the mortgage granted by the Company on the Property to secure loans made by PNC Bank, National Association, a national banking association ("PNC Bank"), to the Seller and/or its affiliates, which loans are listed on Exhibit C attached hereto and made a part hereof.

"Proceeding" means any threatened, pending or completed action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including, without limitation, an action by or in the right of Seller or Purchaser), and whether formal or informal.

"Property" means collectively:

(a)   Those certain tracts or parcels of real property located in Seminole County, Florida, as more particularly described on Exhibit A attached hereto and made a part hereof by this reference, together with all rights, rights of way, easements and appurtenances thereto (including all rights, title or interest to all public and private roadways abutting, adjoining or traversing such property), and all improvements of any and every nature located thereon (the "Real Estate");

(b)   All building and site plans, construction specifications, as-built plans, grading plans, design documents, drawings, engineering and architectural plans and any transferable licenses, permits, warranties or guarantees concerning the construction, use, development and operation of all or any part of the Property (collectively, the "Property Documents") and similar items pertaining to the Property; and

(c)   All trade names relating to the Property, and all goodwill associated with the Property.

"Purchase Price" means the aggregate amount which Purchaser shall pay to consummate the purchase and sale of the Partnership Interests, as provided in Section 3 of this Agreement.

"Purchaser" means Bellemeade Development, LLC, a Delaware limited liability company.

"Residential Management" shall mean Residential Management Company, a Kentucky corporation and an affiliate of both Seller and Purchaser.

"Resident Trustee" shall mean Christiana Trust, a division of Wilmington Savings Fund Society, FSB, or its appointed successor.

"Seller's Knowledge" means the actual knowledge of Brian F. Lavin or Gregory A. Wells, executive officers of Seller.

"Services Contract" means any assignable written contract relating to the operation and maintenance of the Property, to which was entered into by Seller or Management Company with respect to the management, use, maintenance, or operation of the Property prior to the Closing Date.

"Partnership Interests" means fifty percent (50%) of the Percentage Interests in the Company owned by Seller.

"Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum, estimated or other tax of any kind whatsoever including any interest, penalty or addition thereto, whether disputed or not.

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes including any schedule or attachment thereto, and including any amendment thereof.

2. **SALE AND PURCHASE.** Seller agrees to sell the Partnership Interests to Purchaser on the terms and conditions contained in this Agreement, and Purchaser agrees to purchase the Partnership Interests from Seller on the terms and conditions contained in this Agreement.

3. **PURCHASE PRICE.** The Purchase Price for the Partnership Interests shall be the Assumed Liabilities (which are a portion of the purchase price to be paid to Seller by Glen Arden pursuant to the Stock Purchase Agreement), which shall be allocated to Purchaser in the aggregate amount of One Million Eight Hundred Ninety Thousand Dollars ($1,890,000.00) ("Purchase Price").

4. **INSPECTIONS, OBJECTIONS.**

4.1   Inspection Period. Seller shall permit Purchaser and its authorized agents and representatives to enter upon the Property at all reasonable times and during normal business hours to inspect and conduct any tests Purchaser deems reasonably necessary in connection with its inspection of the Property. In the event Purchaser desires to conduct any intrusive or destructive testing, such tests shall be conducted only upon request for approval in writing to Seller, which approval shall not be unreasonably withheld, conditioned or delayed. Purchaser shall bear the cost of all its inspections and tests. It is understood that Purchaser may conduct, among other tests and studies, an environmental audit, physical tests and inspections, and reasonable and appropriate testing and evaluation of the improvements located on the Property and all structural components therein. Purchaser also intends to review title policies, surveys, existing environmental reports and studies, any assessments, special or otherwise, and statements, zoning and land use, ad valorem and personal property tax bills, notices or correspondence from governmental entities with respect to the Property, and books and records, files, leases and related items relating specifically to the Property (collectively, the "Documents").

4.2 <u>Return of Documents</u>. Purchaser shall return all of the Documents and a copy of any environmental, structural or engineering studies, or reports or test results obtained by Purchaser in connection with its inspection of the Property, promptly after such time as this Agreement is terminated for any reason permitted under the Agreement. This obligation shall survive the termination hereof.

4.3 <u>No Representation or Warranty by Seller</u>. Purchaser hereby acknowledges that, except as specifically set forth herein, Seller has not and does not make any warranty or representation regarding the truth, accuracy or completeness of Documents or the sources thereof. Seller has not undertaken any independent investigation as to the truth, accuracy or completeness of the Documents and is providing the Documents solely as an accommodation to Purchaser.

4.4 <u>Purchaser's Responsibilities and Indemnification</u>. Purchaser hereby indemnifies and holds Seller harmless from and against any and all liens, claims, causes of action, loss, damages, liabilities and expenses (including reasonable attorney's fees) arising out of Purchaser's (or its authorized agents' or representatives') inspections or tests permitted hereunder or any violation of the provisions of this Section 4. Notwithstanding any provision of this Agreement, no termination hereof shall terminate Purchaser's obligations pursuant to this Section 4.

4.5 <u>Right of Termination</u>. If, during the Inspection Period, Purchaser shall for any reason in Purchaser's sole discretion, judgment and opinion, be dissatisfied with any aspect of the Partnership Interests or the Property for any reason whatsoever, Purchaser shall be entitled, as its sole remedy, to terminate this Agreement by giving written notice thereof to Seller prior to the expiration of the Inspection Period. Upon any such termination, neither Seller nor Purchaser shall have any further obligations or liabilities to the other hereunder, except as expressly provided herein.

5. SELLER'S WARRANTIES, COVENANTS AND REPRESENTATIONS. As an inducement to Purchaser to enter into this Agreement and to purchase the Partnership Interests, Seller warrants, represents and covenants to Purchaser, as follows:

5.1 <u>Title</u>.

5.1.1 Seller has, and at the Closing, the Seller shall have good and marketable (legal and beneficial) title to the Partnership Interests free and clear of all liens, pledges, proxies, voting trusts, encumbrances, security interests, claims, charges, and restrictions whatsoever.

There are no outstanding purchase agreements, options, warrants or other rights of any kind whatsoever entitling any Person to purchase or acquire any interest in any of such Partnership Interests or restricting their transfer, except for the Joint Venture Agreement.

5.1.2   The Partnership Interests to be sold and transferred to Purchaser pursuant to this Agreement represent fifty percent (50%) of the Company's Percentage Interests. At Closing, Seller shall hold and shall transfer to Purchaser good title to the Partnership Interests, free and clear of any restrictions on transfer, assignment or sale (other than restrictions under the Securities Act of 1933, or any state securities laws or the regulations promulgated thereunder and other than restrictions to which Purchaser shall be subject under the Joint Venture Agreement), liens, encumbrances, exceptions, taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, liabilities, covenants, agreements and demands. Upon the transfer of the Partnership Interests, Purchaser shall hold 50% of the Company's ownership interests. Seller is not, and at Closing will not be, party to any voting trust, proxy, or other agreement or understanding with respect to the Partnership Interests, except for the Joint Venture Agreement. There are no agreements, obligations, promises or understandings relating to the issuance, sale or transfer of any of the Partnership Interests, except for the Joint Venture Agreement. Seller shall deliver to Purchaser, at Closing: (a) consents executed by OLF, Inc., OLF II and OCC to the sale and assignment of the Partnership Interests to Purchaser, (b) waivers executed by OLF, Inc., OLF II and OCC of any and all provisions of the Joint Venture Agreement which purport to control, restrict or govern the terms of the assignment and sale of the Partnership Interests by Seller to Purchaser, or which could be interpreted to mean that an Event of dissolution has occurred with respect to the Company.

5.2   Organization.

5.2.1   Seller: (i) is a corporation that was organized and dissolved under the laws of the State of Delaware, and is in the process of an orderly liquidation of its assets pursuant to the laws of the State of Delaware and Seller's Amended Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund; (ii) is duly bound by the actions and execution hereof by the authorized signatory who has executed this Agreement for and on behalf of Seller; and (iii) has the full right, authority and corporate power to enter into this Agreement and the Other Agreements and to consummate the transactions contemplated herein, including, without limitation, the right, power and authority to transfer the Partnership Interests in accordance with and subject to the terms and conditions of this Agreement.

5.2.2   The Company is a joint venture formed pursuant to provisions of the Uniform Partnership Act of the State of Florida. The Company has full corporate power and authority and all licenses, permits and authorizations necessary to carry on the business in which it is engaged and to own and use the Property in the manner in which it is owned and used as of the date of this Agreement, except for licenses, permits and authorizations, the absence of which, would not have a material adverse effect on the Company or its business, assets, properties or operations. Seller has delivered to Purchaser true, correct and complete copies of the Joint Venture Agreement. Seller shall not make or permit any modification of or amendment to the Joint Venture Agreement of the Company after the Execution Date until the Closing Date without Purchaser's prior written consent. The minute books of the Company delivered to

Purchaser correctly reflect all material actions taken by the joint venture partners of the Company and correctly record in all material respects all resolutions adopted by them.

5.2.3 All documents executed by Seller which are to be delivered to Purchaser at the Closing: are, or at the time of Closing will be, duly authorized, executed and delivered by Seller; are, or at the time of Closing will be, legal, valid and binding obligations enforceable in accordance with their respective terms except as such enforceability may be limited by bankruptcy or similar laws; are, and at the time of Closing will be, sufficient to convey title to the Partnership Interests; and, at the time of Closing will not violate any provisions of any material agreement or judicial order to which Seller or the Company is a party or to which Seller or the Company or the Property is subject.

5.2.4 Capitalization. There are no outstanding rights or agreements of any kind whatsoever entitling any Person to purchase or acquire any interest in any of the Partnership Interests, except for the Joint Venture Agreement. None of the Partnership Interests have been issued in violation of any federal, state or other law pertaining to the issuance of securities or in violation of any rights, preemptive or otherwise, of any Person.

5.2.5 Subsidiaries. The Company does not own or control, and never has owned or controlled, directly or indirectly, any capital stock of any corporation or any interest in any other Person.

5.2.6 Authority.

(a) The execution and delivery of this Agreement and the Other Agreements, the consummation of the transactions contemplated hereby and thereby, and the performance and fulfillment of their respective obligations and undertakings hereunder and thereunder by the Seller and the Company will not (i) violate any provision of, or result in the breach of or accelerate or permit the acceleration of any performance required by the terms of, Joint Venture Agreement; any judgment, decree, writ, injunction, order or award of any arbitration panel, court or governmental authority; or any applicable law, ordinance, rule or regulation of any governmental body; (ii) result in the creation of any claim, lien, charge or encumbrance upon any of the properties or assets (whether real or personal, tangible or intangible) of the Company; or (iii) in any way affect or violate the terms or conditions of, or result in the cancellation, modification, revocation or suspension of, any of the Permits (as that term is defined in Section 5.14 below);

(b) The execution and delivery of, and the performance and consummation of the transactions contemplated by, this Agreement and the Other Agreements have been duly authorized by all requisite consents, and waivers of the Company's joint venture partners. All other consents, approvals, authorizations, releases or orders required of or for the Company and the Seller for the authorization, execution, and delivery of, and for the performance and consummation of the transactions contemplated by, this Agreement and the Other Agreements will have been obtained by the Closing.

5.3   Conflicts. The execution and entry into this Agreement, the execution and delivery of the documents and instruments to be executed and delivered by Seller on the Closing Date and the performance by Seller of Seller's duties and obligations under this Agreement and of all other acts necessary and appropriate for the full consummation of the purchase and sale of the Partnership Interests as contemplated herein, are consistent with and not in violation of any contract, agreement or other instrument to which Seller or the Company is a party, or any judicial order or judgment of any nature by which Seller or the Company is bound, except for contracts, the breach of which, would not have a material adverse effect on the Company or its business, assets, properties or operations.

5.4   Condemnation. The Company has received no notice of, nor to Seller's Knowledge is there pending, any Proceeding by any Governmental Authority having the power of eminent domain, which might result in any part of the Property being taken by condemnation or conveyed in lieu thereof. Seller will, promptly upon receiving any such notice or learning of any Proceeding, give Purchaser written notice thereof.

5.5   Litigation. To Seller's Knowledge, other than the HOA Litigation, there are no claims of any kind or any actions, suits, proceedings, arbitrations or investigations pending or threatened in any court or before any governmental agency or instrumentality or arbitration panel or otherwise against, by or affecting the Seller or the Company, or the Company's business or condition (financial or otherwise), or any of the Company's properties or assets, or which would prevent the performance of this Agreement or the Other Agreements or any of the transactions contemplated hereby or thereby, or which declare the same unlawful or cause the rescission thereof. The Company has complied with and is not in default under (and has not been charged or threatened with, and is not under an investigation with respect to, any charge concerning any violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative), or any order, writ, injunction or decree of any court, agency or instrumentality. Seller will, promptly upon receiving notice of any such Proceeding, give Purchaser written notice thereof, and Purchaser shall have the right to terminate this Agreement if Purchaser reasonably determines that such Proceeding will materially and adversely interfere with the ability of the Seller to fulfill its obligations under this Agreement.

5.6   Liabilities and Taxes.

5.6.1   Tax Matters.

(a)   As used in this Agreement, the term "Code" means the Internal Revenue Code of 1986, as amended. The term "Tax" means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. The term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(b)   Except as described on Schedule 5.6.1, the Company has filed all Tax Returns, or applicable extensions, that it was required to file; all such Tax Returns were correct and complete in all material respects; all Taxes owed by the Company (whether or not shown on any Tax Return) have been paid; to the Knowledge of the Seller, no claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction; and there are no liens on any of the assets of the Company that arose in connection with any failure (or alleged failure) to pay any Tax.

(c)   The Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any creditor, independent contractor, or other third party, and the Company has collected and paid all taxes required to have been collected and paid in connection with any amounts received from any customer or other third party.

(d)   There is no dispute or claim concerning any Tax Liability of the Company either (i) claimed or raised by any authority in writing, or (ii) or to Seller's Knowledge based upon personal contact with any agent of such authority. The Seller delivered to Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company since December 31, 2008.

(e)   The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)   The Company has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Sec. 280G. The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Sec. 6661 as to returns due on or before December 31, 2005, or Code Sec. 6662 as to returns due after that date. The Company has no liability for unpaid Taxes because it once was a member of an affiliated group during any part of any consolidated return year.

5.6.2   The Company has no employees and has never had any employees.

5.7   Contracts.

(a)   Except for the Declaration, and except for any contracts provided to or made available to Purchaser, the Company is not a party to or bound by, and neither its business nor assets are bound or affected by, any material written or oral contract, agreement or commitment ("Contracts") of any kind whatsoever, including, but not limited to, any (i) employment agreement; (ii) promotion or advertising agreement; (iii) bonus, profit sharing, deferred compensation, hospitalization, retirement, insurance, pension, welfare, stock option or stock purchase plan, arrangement or agreement or any other plan, arrangement or agreement providing for employee benefits or for the remuneration, direct or indirect, of its stockholders, directors, officers or employees; (iv) agreement with any shareholder, director or officer of the Company; (v) agreement containing covenants by the Company not to compete in any lines of business or commerce; (vi) franchise or distributorship agreement; (vii) loan, credit or financing agreement, including all agreements for any commitments for future loans, credits or financing; (viii) guarantee; (ix) mortgage or security agreement; or (x) agreement to purchase raw materials, supplies or services used regularly in the Company's business, or to sell the inventory or services provided by the Company.

(b)   The Company has performed all obligations required to be performed by it to date under all Contracts and commitments to which it is a party, and Seller has no knowledge, nor has any reasonable grounds to know, that any other party is in default (or would be in default on the giving of notice or the lapse of time or both) under any contract or commitment to which the Company is a party.

(c)   True and complete copies of all Contracts and commitments to which the Company is a party or which are otherwise referred to in this Agreement, including any Schedule or Annex hereto, have been delivered to Purchaser or made available for Purchaser's inspection, and there are no amendments to or modifications of, or significant agreements of the parties relating to, any such Contract, agreement or commitment which have not been disclosed to Purchaser, and each such Contract, agreement or commitment is valid and binding on the parties thereto in accordance with its respective terms, except as enforceability may be limited by bankruptcy or similar laws. The Management Agreement presently in effect will be terminated as of the Closing Date.

5.8   Financial Statements. The Seller has delivered to Purchaser, true and complete copies of the Seller's financial statements for the period ending December 31, 2011 (the "Financial Statements'). BKD, LLP, Certified Public Accountants ("BKD") has performed certain specific agreed upon procedures in connection with the issuance of the Financial Statements. The Financial Statements (a) include in all material respects the results of operations of the Company for the period covered thereby and the financial condition of the Company as at the dates thereof on a liquidation basis; and (b) were prepared in conformity with generally accepted accounting principles applied on a basis consistent with prior periods.

5.9   Foreign Ownership. Seller will provide at Closing, certificates that Seller is not a "foreign person" as that term is defined in the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated pursuant thereto.

5.10   Company's Business. The Company neither owns, leases (whether as lessor or lessee) or operates any property other than the Property, and the Company conducts no business other than its ownership and operation of the Property, and certain business related to its previous development and sale of the Lake Forest community which includes the Property as part of its Development Order of Regional Impact.

5.11 <u>Absence of Material Change</u>. Except as set forth on Schedule 5.11:

(a) Since December 31, 2011, other than developments in the HOA Litigation, (i) there has been no material change in the condition (financial or otherwise), assets, liabilities, business or operations of the Company, other than non-material changes in the ordinary course of business, none of which either singly or in the aggregate has been materially adverse; and (ii) there has been no damage, destruction, loss or other occurrence or development (whether or not insured against), which either singly or in the aggregate materially adversely affects (and to Seller's knowledge there exists no threatened occurrence or development which is reasonably likely to materially adversely affect) the assets, liabilities, business or operations of the Company.

(b) Since December 31, 2011, the Company has not (i) created or incurred any liability, commitment or obligation (absolute or contingent), except unsecured current liabilities incurred for other than money borrowed in the ordinary course of business; (ii) mortgaged, pledged or subjected to any lien or otherwise encumbered any of its assets, tangible or intangible; (iii) discharged or satisfied any lien, security interest or encumbrance, or paid any obligation or liability (absolute or contingent), other than current liabilities due and payable in the ordinary course of business; (iv) waived any rights of substantial value; cancelled any debts or claims; or terminated or amended, or suffered the termination or amendment of, any contract, lease, agreement or license to which the Company is or was a party; (v) made any capital expenditures or any capital additions or betterments which in the aggregate exceeded $15,000; (vi) sold or otherwise disposed of any of its assets, tangible or intangible, except in the ordinary course of business; (vii) declared or made any other distribution on or in respect of, or directly or indirectly purchased, retired, redeemed, or otherwise acquired, any of the Company's Percentage Interests; (viii) paid or agreed to pay, conditionally or otherwise, any bonus, extra compensation, pension or severance pay to any of the Company's present or former stockholders, directors, officers, agents, (ix) renewed, amended, become bound by or entered into any contract, commitment or transaction other than in the ordinary course of business; or (x) changed any material accounting practice followed or employed in preparing the Financial Statements.

5.12 <u>Undisclosed Liabilities</u>.

(a) The Company has no, and the Company's properties and assets are not subject to any, liability, commitment, indebtedness or obligation of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured, which is not reflected in the Financial Statements or shown on Schedule 5.12.

(b) Schedule 5.12 sets forth a true and complete list of all Liabilities that are not reflected in the Financial Statements, including a statement of the amount thereof, if quantifiable.

5.13　Properties and Assets. The Company owns and has good and marketable title to all of the Property, free and clear of any mortgages, security interests, claims, liens, charges, or encumbrances whatsoever except for the PNC Mortgage and other Permitted Exceptions. Exhibit A sets forth a true and complete legal description of all Real Estate owned of record by the Company.

5.14　Environmental Matters.

(a)　As used in this Section 5.14, the term "Hazardous Material" shall mean any substance, chemical or waste (including, without limitation, asbestos, polychlorinated biphenyls (PCBs) and petroleum) that is designated or defined (either by inclusion in a list of materials or by reference to exhibited characteristics) as hazardous, toxic or dangerous, or as a pollutant or contaminant, in any federal, state or local law, code or ordinance, now existing or hereafter in effect, and all rules and regulations promulgated thereunder, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. §§ 9601, et seq., and the Kentucky Revised Statutes, Chapter 224.

(b)　Except for matters reflected in the Documents, the Company has duly complied with, and its business, operations, assets, equipment, facilities, including, without limitation, the Property, are in full compliance with, the provisions of all federal, state and local environmental, health and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder, including, without limitation, all laws and regulations with respect to reporting releases of Hazardous Materials and the registration, testing and maintenance of underground storage tanks.

(c)　The Company has been issued, and will maintain, all required federal, state and local permits, licenses, certificates and approvals relating to (i) discharges to surface water or ground water; (ii) solid or liquid waste disposal; (iii) the use, generation, storage, transportation or disposal of Hazardous Materials; and (iv) other environmental, health or safety matters. A true, accurate and complete list of all such permits, licenses, certificates or approvals is set forth on Schedule 5.14 ("Permits").

(d)　Except for matters reflected in the Documents, neither the Company nor Seller has received notice of, or knows of or suspects, any fact(s) which is reasonably likely to constitute violations(s) of any federal, state or local environmental, health or safety laws, codes or ordinances, or any rules or regulations promulgated thereunder, which relate to the use, ownership or occupancy of any of the Property, and the Company is not in violation of any material covenants, conditions, easements, rights of way or restrictions affecting any of the Property or any rights appurtenant thereto.

(e)　Except for matters reflected in the Documents, and except in accordance with a valid governmental permit, license, certificate or approval listed on Schedule 5.14, the Company has not emitted, spilled, released, discharged or threatened release into or upon (i) the air; (ii) the soils or any improvements located thereon; (iii) the surface water or ground water; or (iv) the sewer, septic system or waste treatment, storage or disposal

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system servicing the Property, of any Hazardous Material at or from any of the Property (any of which is hereafter referred to as a "Hazardous Discharge").

(f)   To the Seller's knowledge, here has been no complaint, order, directive, claim, citation or notice by any governmental authority or any other Person with respect to (i) spills, releases or discharges to soils or any improvements located thereon, surface water, ground water or the sewer, septic system or waste treatment, storage or disposal systems servicing the Property; (ii) solid or liquid waste disposal; (iii) the use, generation, storage, transportation or disposal of Hazardous Materials; or (iv) other environmental, health or safety matters, affecting the Company, any of the Property, any improvements located thereon or the business conducted thereon (any of which is hereafter referred to as an "Environmental Complaint").

(g)   All Hazardous Materials disposed of, treated or stored on or offsite of any real property owned or operated at any time by the Company have been disposed of, treated and stored in material compliance with all applicable laws, codes and ordinances and all rules and regulations promulgated thereunder.

(h)   Except for matters reflected in the Documents, and except for supplies that are to be used in the ordinary course of the Company's business and in full compliance with all applicable laws, codes and ordinances: (i) the Property is free of all Hazardous Materials and underground storage tanks; (ii) the Company has not stored, treated or disposed of any Hazardous Materials on, in or under the Property, or any part thereof, and has not permitted the Property, or any part thereof, to be used for the storage, treatment or disposal of Hazardous Materials; and (iii) there has been no storage, treatment, disposal or release of Hazardous Materials on, in or under the Property at any time by any Person.

5.15   Survival of Representations.   The representations, warranties and covenants contained in this Section 5 shall survive Closing and the transfer of title of the Partnership Interests to Purchaser for a period of six (6) years after the Closing.

5.16   Acknowledgement of Purchaser.   Purchaser confirms that no claim for breach of a representation or warranty made by Seller hereunder shall be made after the Closing to the extent Purchaser had actual knowledge of such breach or of any matter giving rise to such breach on or before the Closing Date.

6.   **PURCHASER'S REPRESENTATIONS AND WARRANTIES.**

6.1   Authority of Purchaser.   Purchaser represents and warrants that Purchaser is duly organized and validly existing under the laws of the State of Delaware and has the full right, power and authority to enter into this Agreement, and, at Closing, will have the full right, power and authority to consummate the transactions provided for herein and Purchaser agrees to provide such certificates, resolutions and other documents as evidence thereof as may be reasonably requested by Seller and/or its counsel. Purchaser represents and warrants to Seller that this Agreement, the Other Agreements and any agreements and other documents to be executed by Purchaser at Closing pursuant to this Agreement, when so executed and delivered, are and shall be legal, valid and binding obligations of Purchaser and enforceable against

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Purchaser in accordance with their respective terms. The execution and delivery of this Agreement and the performance of the obligations of Purchaser hereunder are within its powers and shall have been duly authorized by all necessary corporate or entity action and no consent of any other person or entity to such execution, delivery and performance is required.

6.2   No Bankruptcy or Receivership.   At no time on or before the Closing Date shall any of the following have occurred with respect to the Purchaser: (i) the commencement of a case under Title 11 of the United States Bankruptcy Code, as now constituted or hereafter amended, or under any other applicable federal or state bankruptcy law or similar law; (ii) the appointment of a trustee or receiver of any property interests held by Purchaser; (iii) an assignment for the benefit of creditors; (iv) an attachment, execution or other judicial seizure of a substantial property interest; (v) the taking out of, failure to take, or submission to any action indicating an inability to meet its financial obligations as they accrue; or (vi) a dissolution or liquidation.

6.3   Survival of Representations.   The representations and warranties of Purchaser set forth in this Section 6 shall survive Closing for a period of six (6) years after the Closing Date.

7.   **CLOSING.**

7.1   Closing Date.   The Closing will be held at the offices of Seller on or before April 30, 2012 (the "Closing Date"). The time for the Closing shall be 10:00 A.M., Eastern Time, on the Closing Date.

7.2   Conveyances and Deliveries at Closing.   On the Closing Date, the following documents shall be delivered:

7.2.1   Seller will deliver to Purchaser an affidavit to the effect that (i) to the best of Seller's knowledge, there are no parties in, or having any right or claim to, possession of the Property, and (ii) no improvements or repairs have been made by, or for the account of or at the instance of, the Company to or on the Property for which payment in full has not been made or will be made from Closing proceeds.

7.2.2   Seller will deliver to the Purchaser a duly executed Assignment of Partnership Interests and any other documents representing the transfer of the Partnership Interests in a form acceptable to Purchaser.

7.2.3   Seller will deliver, or cause to be delivered to Purchaser: (a) consents executed by OLF, Inc., OLF II and OCC to the sale and assignment of the Partnership Interests to Purchaser, (b) waivers executed by OLF, Inc., OLF II and OCC of any and all provisions of the Joint Venture Agreement which purport to control, restrict or govern the terms of the assignment and sale of the Partnership Interests by Seller to Purchaser, or which could be interpreted to mean that an Event of dissolution has occurred with respect to the Company.

7.2.4   Seller will deliver to Purchaser such duly executed and acknowledged verified certificates, affidavits, consents and other documents respecting the power and authority to perform the obligations hereunder and as to the due authorization thereof by appropriate Seller proceedings and as to the authority of persons acting for Seller.

7.2.5 Seller will deliver a certificate of the Secretary of OLF, Inc., dated the Closing Date, in form and substance reasonably satisfactory to Purchaser, as to: (i) amendments to the Joint Venture Agreement of the Company since a specified date; (ii) resolutions of the joint venturers of the Company authorizing the execution and performance of this Agreement, the Other Agreements and the transactions contemplated herein; and (iv) incumbency and signatures of the officers of the Seller and the joint venturers executing this Agreement and any Other Agreements.

7.2.6 Seller will deliver an executed affidavit satisfying the requirements of the foreign investors real property tax act ("FIRPTA").

7.2.7 Seller will deliver a certificate of Seller representing that all warranties and representations made in Section 5 of this Agreement are true and correct in all material respects as of the Closing Date. Purchaser shall deliver a certificate of Purchaser representing that all warranties and representations made in Section 6 of this Agreement are true and correct as of the Closing Date.

7.2.8 Seller shall deliver possession of the Property, including, without limitation, the originals of all Contracts.

7.2.9 Seller shall terminate the Services Contract currently in effect between Seller and the Management Company. A new Services Agreement (as described in Section 11.1 hereof) shall become effective as of the Closing Date.

7.2.10 Intentionally Omitted.

7.2.11 Seller shall deliver such other documents and instruments as may be required to accommodate the transactions contemplated in this Agreement.

7.2.12 Intentionally Omitted.

7.2.13 Purchaser shall deliver a certificate of good standing of Purchaser issued as of a date within ten (10) days before the Closing Date by the Delaware Secretary of State.

7.2.14 Purchaser shall deliver a Certificate of the Purchaser, dated the Closing Date, in form and substance reasonably satisfactory to Seller as to (i) resolutions of the managers and members of the Purchaser authorizing the execution and performance of this Agreement, the Other Agreements and the transactions contemplated herein; and (ii) incumbency and signatures of the officers of the Purchaser executing this Agreement and any Other Agreements.

7.3 Closing Adjustments and Prorations.

7.3.1 At Closing, Purchaser shall assume and pay when due:

(a) Real and personal property ad valorem taxes and any special assessments upon the Property.

(b)   Utility charges payable by the Company, including water and sewer charges.

(c)   Expenses under the Contracts.

(d)   All other expenses of operating or owning the Property.

(e)   All other Assumed Liabilities.

7.3.2   If the actual amount of real and personal property taxes, expenses, or utility charges is not known as of the Closing Date because bills for the period in question have not been issued, the amounts assumed at the Closing will be based on the most current and accurate billing information available. Should such amounts for the period in question prove to be inaccurate upon receipt of the actual assessments or bills for the Property, Purchaser shall be responsible for such corrected amount.

8.   CASUALTY AND CONDEMNATION.

8.1   Risk of Loss.   Until the purchase of the Partnership Interests has been consummated on the Closing Date, all risk of loss of, or damage to, or destruction of, the Property (whether by fire, flood, tornado or other casualty, or by the exercise of the power of eminent domain, or otherwise) shall belong to and be borne by Seller. Seller shall promptly notify Purchaser in the event that it becomes aware or receives any notice of any damage to or destruction of the Property.

8.2   Condemnation.   If prior to the Closing Date all of the Property is taken by condemnation or eminent domain, this Agreement will be automatically terminated, and thereupon this Agreement will be null and void and of no further force or effect, and neither Purchaser nor Seller will have any further rights, duties, liabilities and obligations to the other by reason thereof. Seller shall promptly notify Purchaser in the event Seller becomes aware or receives notice of any pending or threatened condemnation of any portion of the Property. If prior to the Closing Date Seller receives notice that less than all of the Property will be taken by condemnation or eminent domain, if, in Seller's reasonable judgment, the value of the Property shall be materially and adversely affected, then Seller shall so notify Purchaser and Purchaser may, at its option, terminate this Agreement, and thereupon this Agreement will be null and void and of no further force or effect and neither Purchaser nor Seller will have any further rights, duties, liabilities and obligations to the other by reason thereof, except as to such obligations which expressly survive. If this Agreement is not terminated, Purchaser will accept title to the Property subject to the taking, in which event, at the Closing, the proceeds of the award or payment will be retained by the Company and transferred by Seller to Purchaser and any moneys theretofore received by Seller in connection with such taking will be credited to Purchaser.

9.   BROKERS.   Purchaser represents and warrants that there is no broker, finder or agent who is entitled to any commission or fee in connection with this transaction, and Purchaser agrees to indemnify Seller and the Company against any claims of, and liabilities to, any person or entity claiming through Purchaser, or as a result of any dealing with Purchaser, or any agreement with Purchaser, for brokerage commissions, finder's fees or other remuneration arising from this Agreement or the transactions contemplated by this Agreement. Seller

represents and warrants that there is no broker finder or agent who is entitled to any commission or fee in connection with this transaction, and Seller agrees to indemnify Purchaser and the Company against any claims of, and liabilities to, any person or entity claiming through Seller, or as a result of any dealing with Seller, or any agreement with Seller, for brokerage commissions, finder's fees or other remuneration arising from this Agreement or the transactions contemplated by this Agreement.

10.   DEFAULT AND INDEMNITY.

10.1   Seller's Default.   If the sale and purchase of the Partnership Interests contemplated by this Agreement is not consummated on account of a Seller's default hereunder, at Purchaser's option Purchaser shall have the right to seek specific performance of this Agreement.   Provided, however in the event that Seller wrongfully opposes, hinders or delays Purchaser's attempt to obtain specific performance, Seller shall reimburse Purchaser for all costs actually incurred by Purchaser in connection with its inspections of the Company, Documents and the Property, including but not limited to environmental reports, surveys, engineering reports, and appraisals, up to an amount not to exceed Fifty Thousand Dollars ($50,000.00).

10.2   Purchaser's Default.   If the sale and purchase of the Partnership Interests contemplated by this Agreement is not consummated because of Purchaser's default, failure or refusal to perform hereunder, Seller shall be entitled to any and all remedies at law or in equity.

10.3   Indemnities.

10.3.1 If and only if the Closing occurs, Seller shall indemnify, defend and hold Purchaser and the Company harmless from and against, and shall pay to the Purchaser and the Company the full amount of any losses, claims, damages, judgments, fines, penalties, settlement amounts, payments of amounts demanded, and attorney's fees and Litigation Costs incurred in connection with a Proceeding (collectively "Losses"), arising out of or resulting from any or all of the following: (i) breach of, or any inaccuracy in, any representation or any warranty of Seller hereunder; (ii) any liabilities, losses, costs or expenses of Seller arising out of or related to the operation or ownership of the Company and/or the Property prior to the Closing Date, other than Assumed Liabilities; (iii) the actions, conduct and/or omissions of the employees, officers, directors, agents or representatives of the Seller prior to the Closing Date; (iv) any liabilities of the Seller existing, occurring or arising prior to the Closing Date except for the Assumed Liabilities; (v) any undisclosed liabilities, contracts or commitments of the Seller, including, without limitation, any commitments to existing or former customers, contractors, suppliers or other persons; and (vi) breach of any covenant or agreement by the Seller contained in this Agreement or in any of the Other Agreements. For purposes of this Section 10.3, liabilities and other matters are "undisclosed" if they are not fully and specifically described in this Agreement or in a Schedule to this Agreement.

10.3.2 If and only if the Closing occurs, Purchaser and the Company, jointly and severally, shall indemnify and hold Seller harmless from and against any Losses which arise out of, or result from any or all of the following: (i) breach of, or any inaccuracy in, any representation or warranty of Purchaser hereunder; (ii) any liabilities, losses, costs or expenses arising out of or related to the operation or ownership of the Company and/or the Property on or after the Closing Date; (iii) amounts accruing for periods under the Contracts subsequent to the Closing Date; (iv) claims due to, arising out of, or relating to injuries which were sustained after the Closing as a result of the operation, use, condition and/or upkeep of the Property after the Closing; (v) the actions, conduct and/or omissions of the employees or agents of Purchaser and/or Company after the Closing; and (vi) any Assumed Liabilities.

10.3.3 Upon the occurrence of any event for which the Purchaser or the Company is entitled to indemnification under this Agreement, they shall have all the rights and remedies in law and/or equity available to them. Without limiting the foregoing, the Seller agrees to promptly pay, upon receipt of notice from the Purchaser or the Company the amounts which the Seller may owe to the Purchaser or the Company from time to time by reason of the provisions of this Agreement. Should Seller fail or refuse to pay any such amounts promptly after the request of the Purchaser or the Company, then Purchaser may, at its election, offset any amounts due and owing against the Purchase Price.

10.3.4 The provisions of this Section 10.3 shall expressly survive the Closing Date and the transfer of the Partnership Interests for a period of six (6) years.

11. **SPECIAL CONDITIONS TO CLOSING.** Seller and Purchaser each hereby agree that as a condition precedent to Purchaser's obligation to close under this Agreement, Purchaser will, execute and deliver a management and development services agreement for the Property acceptable to Purchaser in its sole discretion (the "New Services Agreement") pursuant to which an affiliate of Purchaser shall, from and after the Closing Date, be appointed as the exclusive manager and developer for the Property. The New Services Agreement shall have a term which shall commence on the Closing Date. All other terms and conditions of the New Services Agreement shall be as set forth therein.

12. **TIME OF ESSENCE.** Time shall be of the essence of this Agreement.

13. **GOVERNING LAW.** This Agreement shall be construed, interpreted and enforced in accordance with the laws of the State of Delaware.

14. **NOTICES.** Any notices, requests or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand, by nationally recognized courier which maintains a record of receipt and delivery (such as Federal Express or UPS), by confirmed facsimile, or by United States registered or certified mail, return receipt requested, postage prepaid and addressed to each party at its address as set forth below:

To Seller/Liquidating
Trustee: Robert H. Rice, Sr.
2200 River Bluff Road
Louisville, Kentucky 40207
Facsimile: (502) 333-0792

To Purchaser:	Bellemeade Development, LLC 600 N. Hurstbourne Parkway, Suite 300 Louisville, Kentucky 40222 Attention: Brian F. Lavin, President Facsimile: (502) 426-4994
With a copy to:	Rosann Tafel, Esq. 600 N. Hurstbourne Parkway, Suite 300 Louisville, Kentucky 40222 Facsimile: (502) 426-4994

Any such notice, request or other communication shall be considered given or delivered, as the case may be, on the date of hand or facsimile delivery, on the first (1st) business day following deposit with a national overnight courier or on the third (3rd) business day following deposit in the United States mail as provided above. Rejection or other refusal to accept or inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice, request or other communication. By giving at least five (5) days prior written notice thereof, any party may from time to time at any time change its mailing address hereunder.

15. ENTIRE AGREEMENT: MODIFICATION. Except as expressly provided herein, this Agreement supersedes all prior discussions and agreements between Seller and Purchaser with respect to the Partnership Interests and the Property and contains the sole and entire understanding between Seller and Purchaser with respect to the Partnership Interests and the Property. This Agreement cannot be modified or amended in any respect except by a written instrument executed by or on behalf of each of the parties to this Agreement.

16. EXHIBITS. Each and every exhibit or schedule referred to or otherwise mentioned in this Agreement is attached to this Agreement and is and shall be construed to be made a part of this Agreement by such reference, in the same manner and with the same effect as if each exhibit and schedule were set forth in full and at length every time it is referred to or otherwise mentioned.

17. CAPTIONS. All captions, heading, Section, Subsection, Paragraph and Subparagraph numbers and letters and other reference numbers or letters are solely for the purpose of facilitating reference to this Agreement and win not supplement, limit or otherwise vary in any respect the text of this Agreement.

18. REFERENCES. All references to Sections, Subsections, Paragraphs or Subparagraphs will be deemed to refer to the appropriate Section, Subsection, Paragraph or Subparagraph of this Agreement. Unless otherwise specified in this Agreement, the terms "herein", "hereof", "hereunder" and other terms of like or similar import, will be deemed to refer to this Agreement as a whole, and not to any particular Section, Subsection, Paragraph or Subparagraph hereof. Words of any gender used in this Agreement will be held and construed to include any other gender, and words of a singular number shall be held to include the plural, and vice versa, unless the context requires otherwise.

19. **COUNTERPARTS**. This Agreement may be executed in several counterparts, each of which will constitute an original and all of which together shall constitute one and the same instrument. Furthermore, this Agreement may be executed by facsimile or PDF with original signatures following by mail.

20. **WAIVER**. Any condition or right of termination, cancellation or rescission granted by this Agreement to Purchaser or Seller may be waived by such party.

21. **ASSIGNMENT**. Neither this Agreement nor the rights, duties, interests and obligations of Seller hereunder may be assigned by Seller without the prior written consent of Purchaser. Purchaser may not assign this Agreement without Seller's prior written consent, except that Seller's consent shall not be required if such assignment is to an affiliate of Purchaser.

22. **SUCCESSORS AND ASSIGNS**. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and assigns (if permitted hereunder).

23. **DATE FOR PERFORMANCE**. If the time period by which any right, option or election provided under this Agreement must be exercised, or by which any act required hereunder must be performed, or by which the Closing must be held, expires on a Saturday, Sunday or legal or bank holiday, then such time period will be automatically extended through the close of business on the next regularly scheduled business day.

24. **SEVERABILITY**. In the event any provision or portion of this Agreement is held by any court of competent jurisdiction to be invalid or unenforceable, such holding will not affect the remainder hereof, and the remaining provisions shall continue in full force and effect at the same extent as would have been the case had such invalid or unenforceable provision or portion never been a part hereof.

25. **LEGAL FEES AND COSTS TO PREVAILING PARTY**. In any litigation between the parties regarding this Agreement, the losing party shall pay to the prevailing party all Litigation Costs incurred by the prevailing party. A party shall be considered the prevailing party if (i) it initiated the litigation and substantially obtains the relief it sought, either through a judgment or through the losing party's voluntary action before any arbitration (after it is scheduled), trial or judgment; (ii) the other party withdraws its action without substantially obtaining the relief it sought; or (iii) it did not initiate the litigation and judgment is entered for either party, but without substantially granting the relief sought.

26. **AUTHORITY**. The undersigned officers of Seller and Purchaser hereby represent, covenant and warrant that all actions necessary by their respective boards of directors, directors, shareholders and partners will have been obtained and that they will have been specifically authorized to enter into this Agreement prior to the Closing Date and that no additional action will be necessary by them in order to make this Agreement legally binding upon them in all respects.

27. **CONFIDENTIALITY**. Prior to Closing, neither Purchaser nor Seller will disclose the existence of the proposed transaction except to its employees, directors, officers, agents, representatives, attorneys, lenders, accountants and/or advisors ("Seller Representatives") as is necessary in connection with the transaction, and/or to others as required by law, court order or governmental agency.

[REMAINDER OF PAGE BLANK—SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have duly signed, sealed and delivered this Agreement.

"SELLER"

NTS MORTGAGE INCOME FUND,
a Delaware limited corporation

By:

Name: *Brian F. Lavin*

Title: *President*

"PURCHASER"

BELLEMEADE DEVELOPMENT, LLC,
a Delaware limited liability company

By:

Name: J.D. Nichols

Title: Manager

AGREEMENT REGARDING LAKE FOREST COUNTRY CLUB MEMBERSHIPS

This AGREEMENT REGARDING LAKE FOREST COUNTRY CLUB MEMBERSHIPS (this "Agreement") is made this 30th day of April, 2012 (the "Effective Date") by and between NTS MORTGAGE INCOME FUND, a Delaware corporation ("MIF"), and NTS DEVELOPMENT COMPANY, a Kentucky corporation ("NTS"), under the following circumstances:

RECITALS

A. MIF has agreed to sell and Glen Arden Development, LLC, a Delaware limited liability company, has agreed to purchase all of the issued and outstanding capital stock of NTS/Virginia Development Company, a Virginia corporation ("NTS/Virginia") pursuant to that certain Stock Purchase Agreement dated of even date herewith (the "Stock Purchase Agreement").

B. MIF has agreed to sell and Bellemeade Development, LLC, a Delaware limited liability company, has agreed to purchase MIF's 50% general partnership interest in Orlando Lake Forest Joint Venture, a Florida joint venture pursuant to that certain Partnership Interest Purchase Agreement dated of even date herewith (the "Partnership Interest Purchase Agreement") (the Stock Purchase Agreement and the Partnership Interest Purchase Agreement are hereinafter collectively referred to as the "Purchase Agreements").

C. NTS/Lake Forest II Residential Corporation is a Kentucky corporation and wholly-owned subsidiary of MIF ("LFII"). Pursuant to that certain Lake Forest Country Club Plan for the Offering of Memberships revised October 1993, the Articles of Incorporation of Lake Forest Country Club, Inc. ("LFCC"), the Amended and Restated Bylaws of Lake Forest Country Club, Inc. dated October 1993, and that certain Exchange Agreement between LFII and Lake Forest Country Club, Inc. dated as of February 12, 1992, LFII is the owner of approximately 184 unsold golf memberships and approximately 76 sports memberships ("LFCC Memberships") in the Lake Forest Country Club located in Louisville, Kentucky. LFII and LFCC have entered into that certain Membership Marketing Agreement dated as of June 7, 2004, as amended, regarding the marketing of the LFCC Memberships owned by LFII and the sharing of initiation fees collected by LFCC.

D. Mortgage Income Fund Liquidating Trust, a Delaware statutory trust ('the "Liquidating Trust") has been appointed by MIF to serve as its liquidating trust in connection with the Amended Plan of Dissolution and Complete Liquidation of MIF.

E. MIF will retain all of LFII's right, title and interest in and to the LFCC Memberships and any agreements entered into by LFII with LFCC with regard to the LFCC Memberships, and MIF shall be entitled to collect all initiation fees and/or sales proceeds which may be due from LFCC from the sale of any of the LFCC Memberships.

F. In connection with the transactions contemplated by the Purchase Agreements, NTS has agreed to provide assistance to MIF and the Liquidating Trust with regard to the LFCC Memberships and the negotiation and/or sale of the LFCC Memberships to LFCC, and to purchase any LFCC Memberships that remain unsold as of April 30, 2017 in accordance with the terms hereof.

G. The parties desire to enter into this Agreement to set forth their understanding with respect to such matters.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, the parties hereto do agree as follows:

ARTICLE I
SERVICES

MIF hereby retains and appoints NTS to assist, and NTS agrees to assist MIF and the Liquidating Trustee, without charge, with regard to the LFCC Memberships and the negotiation and/or sale of the LFCC Memberships to LFCC, as an inducement to MIF to enter into the transactions contemplated by the Purchase Agreements.

ARTICLE II
SALES PROCEEDS; NTS OBLIGATION TO PURCHASE REMAINING UNSOLD LFCC MEMBERSHIPS

2.1   MIF shall retain all of LFII's right, title and interest in and to the LFCC Memberships and any agreements entered into by LFII with LFCC with regard to the LFCC Memberships. MIF shall be entitled to all initiation fees and/or sales proceeds which may be due from LFCC from the sale of any of the LFCC Memberships, which shall be used to fund on-going expenses of the Liquidating Trust.

2.2   As an inducement to MIF to enter into the transactions contemplated by the Purchase Agreements, NTS agrees to purchase any LFCC Memberships that remain unsold as of April 30, 2017 for a price equal to their aggregate estimated residual value at such date of One Hundred Thousand Dollars ($100,000.00) discounted as of the date of such purchase to net present value using a then-current market rate discount factor to be determined by mutual agreement of NTS and the Liquidating Trust based upon a projected sales velocity for such LFCC Memberships similar to the actual velocity of sales of such Memberships over the period 2012 through 2017. MIF shall assign its rights to the LFCC Memberships to NTS, and NTS shall pay the amount determined in accordance with the preceding sentence to be due to MIF, within thirty (30) days after April 30, 2017. NTS' obligation to purchase any LFCC Memberships remaining unsold as of April 30, 2017 is subject to LFCC being, at such time, an operational private country club offering golf, swim, tennis and dining facilities to its members. MIF shall use any cash proceeds ("Cash Proceeds") received by it from the sale of any LFCC Memberships to defray the Liquidating Trust's costs and expenses.

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ARTICLE III
TERM

The term of this Agreement shall commence on the Effective Date and shall end on the earlier of: (i) the date upon which NTS' payment obligations under Section 2.2 hereof have been satisfied; or (ii) April 30, 2018 (the "Term"). NTS may not terminate this Agreement prior to the end of the Term, except for "Cause".

ARTICLE IV
LIMITATION OF DAMAGES AND INDEMNIFICATION

Each party shall defend, indemnify and hold harmless the other and the other's affiliates, managers, members, shareholders, directors, officers, employees and agents from and against all losses, damages, expenses, claims, suits and liabilities to the extent arising out of or resulting from its failure to comply with the terms and conditions of this Agreement. Each party shall promptly notify the other of any claim, loss or demand for which the other is responsible under this Article. In no event will either party be liable to the other for any loss of or damage to revenues, profits or goodwill or other special, incidental, indirect or consequential damages of any kind resulting from its performance or failure to perform pursuant to the terms of this Agreement. The provisions of this Article shall survive the termination of this Agreement.

ARTICLE V
REPRESENTATIONS

5.1   NTS Representations. NTS hereby represents and warrants to MIF that:

(a)   NTS has the full power and authority to execute, deliver and perform this Agreement.

(b)   This Agreement has been duly authorized, executed and delivered by NTS and constitutes the legal, valid and binding obligation of NTS, enforceable against NTS in accordance with the terms hereof, subject, however, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally and to general principals of equity.

5.2   MIF Representations. The MIF hereby represents and warrants that:

(a)   The MIF has the power and authority to (i) execute, deliver and perform this Agreement and (ii) carry out its businesses as now conducted and contemplated hereby.

(b)   This Agreement has been duly authorized, executed and delivered by the MIF and constitutes the legal, valid and binding obligation of the MIF, enforceable against it in accordance with the terms hereof, subject, however, to limitations imposed by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the enforcement of creditors' rights generally and to general principles of equity.

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ARTICLE VI
GENERAL PROVISIONS

6.1   Entire Agreement. This Agreement supersedes any and all prior agreements, whether oral or in writing, and sets forth the entire understanding and agreement between NTS and the MIF regarding the subject matter hereof. This Agreement may be amended, modified or supplemented only in writing as NTS and MIF agree to and signed by authorized representatives of each.

6.2   Force Majeure. Neither party shall be liable for any delay in performing any of its obligations hereunder if such delay is caused by circumstances beyond the reasonable control of the party so delaying, and in such circumstances such party shall be entitled to a reasonable extension of time for the performance of such obligations.

6.3   No Waiver. No forbearance, delay or indulgence by either party in enforcing the provisions of this Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of its rights operate as a waiver of any subsequent breach.

6.4   Severability. In the event any term, provision or covenant contained in this Agreement shall be adjudicated by a court to be partially or totally invalid or unenforceable because of the duration in time or because of the scope of activities or information prohibited, or for any other reason, such term, provision or covenant shall be reformed to the minimum extent necessary to render it valid and enforceable. If a court refuses to so modify any such term, provision or covenant, such term, provision or covenant shall be eliminated from this Agreement but each of the remaining terms, provisions and covenants contained in this Agreement are deemed separate and severable.

6.5   Governing Law. This Agreement shall be governed and construed under the laws of the Commonwealth of Kentucky, without regard to its choice of laws rules. The parties agree that except for injunctive relief that a party may seek in another jurisdiction, all disputes concerning this Agreement shall lay within the jurisdiction of courts sitting in the County of Jefferson, Kentucky. The parties agree to waive trial by jury.

6.6   Headings. The descriptive headings of this Agreement are intended for reference only and shall not affect the construction or interpretation of this Agreement.

6.7   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original. Such counterparts shall together constitute one and the same document. Signatures transmitted by facsimile shall be considered authentic and legally binding.

6.8   Third-Party Beneficiary. This Agreement is made solely between NTS and MIF, and is solely for their benefit and any assignees. There is no intent to create third party beneficiary status in any other person and no third party shall have any rights to enforce any provision hereof.

6.9   Notices. All notices which are required to be given hereunder shall be in writing and delivered to the address of the recipient set forth below its signature hereto or such other

4

address as the recipient may designate by notice given in accordance with the provisions of this section. Any such notice shall be delivered by hand or by certified first class mail return receipt requested, postage prepaid, and shall be deemed to have been served on the date delivered by hand or three days after mailing.

      6.10   Independent Contractors.   The parties are and shall remain independent contractors, contracting with each other solely for the purpose of carrying out the provisions of this Agreement. Nothing herein shall constitute either party as the partner, agent or legal representative of the other, for any purpose whatsoever.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

NTS MORTGAGE INCOME FUND   NTS DEVELOPMENT COMPANY

By: _____   By: _____
Its: _____President_____   Its: _____
                                       Gregory A. Wells
                                     Executive Vice President

10172 Linn Station Road, Suite 200   600 N. Hurstbourne Parkway, Suite 300
Louisville, Kentucky 40223   Louisville, Kentucky 40222
       (Address)   (Address)

AMENDMENT TO GUARANTY AGREEMENT

This Amendment to Guaranty Agreement (the "Amendment") is made and entered into as of April 30, 2012 by and between NTS MORTGAGE INCOME FUND, a Delaware corporation (the "Fund") and NTS GUARANTY CORPORATION, a Kentucky corporation (the "Guarantor"), under the following circumstances:

RECITALS

A. On March 31, 1989, the Fund and the Guarantor entered into that certain Guaranty Agreement (the "Guaranty Agreement") under which the Guarantor extended certain Guaranties, including an Escrow Guaranty, a Cash Flow Guaranty, a Junior Mortgage Loan Guaranty and a Purchase Price Guaranty. All Guaranties made under the Guaranty Agreement, with the exception of the Purchase Price Guaranty have been paid and released. The Purchase Price Guaranty calls for any amount due pursuant to the Purchase Price Guaranty to be paid "promptly after the complete dissolution and liquidation of the Fund and the distribution of the proceeds from the sale of its assets to Stockholders." The Guarantor has one asset that could potentially be called upon to pay the Purchase Price Guaranty, which asset is that certain Demand Promissory Note, payable to the order of Guarantor, in the face principal amount of $10,000,000.00 or so much thereof as may be demanded from time to time, dated September 30, 1988, made by J.D. Nichols (the "Demand Note").

B. The Fund has agreed to sell and Glen Arden Development, LLC, a Delaware limited liability company, has agreed to purchase all of the issued and outstanding capital stock of NTS/Virgnia Development Company, a Virginia corporation ("NTS/Virginia") pursuant to that certain Stock Purchase Agreement dated of even date herewith (the "Stock Purchase Agreement").

C. The Fund has agreed to sell and Bellemeade Development, LLC, a Delaware limited liability company, has agreed to purchase the Fund's 50% general partnership interest in Orlando Lake Forest Joint Venture, a Florida joint venture, pursuant to that certain Partnership Interest Purchase Agreement dated of even date herewith (the "Partnership Interest Purchase Agreement") (the Stock Purchase Agreement and the Partnership Interest Purchase Agreement are hereinafter collectively referred to as the "Purchase Agreements").

D. In connection with the transactions contemplated by the Purchase Agreements, the Guarantor has agreed, as additional consideration for the transactions contemplated by the Purchase Agreements, to an agreed schedule of payments on its obligations to the stockholders of the Fund with respect to the Purchase Price Guaranty.

E. The parties have agreed to amend the Guaranty Agreement to set forth the agreed payment schedule to be made by the Guarantor with respect to the Purchase Price Guaranty.

F. Capitalized terms used but not defined herein shall have the meaning given to such terms in the Guaranty Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor and the Fund hereby agree as follows:

1.   Incorporation of Recitals. The Recitals set forth above are hereby incorporated into and made a part of this Amendment as if fully set forth herein.

2.   Amendments. The Guaranty Agreement shall be, and it hereby is, amended as follows:

(A)   The Guarantor shall satisfy its obligations with respect to the Purchase Price Guaranty by making such demand upon the maker of the Demand Note to allow Guarantor to make the following payments to the stockholders of the Fund: (i) on or before December 31, 2013, the aggregate sum of Five Hundred Thousand Dollars ($500,000.00); (ii) on or before December 31, 2014, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); (iii) on or before December 31, 2015, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); (iv) on or before December 31, 2016, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); and (v) on or before December 31, 2017, the aggregate sum of Five Million Dollars ($5,000,000.00); provided, however, if the date of the final distribution from the Liquidating Trust (as herein defined) is prior to any such dates, the dates of payment shall be accelerated to the date of such final distribution, and Guarantor shall make appropriate demand on the Demand Note for such payment. In the event any payment is not made when due, as set forth above, the due dates of each of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule.

(B)   Any payments to be made with respect to the Purchase Price Guaranty shall be paid to the liquidating trust established by the Fund in connection with an Amended Plan of Dissolution and Complete Liquidation adopted and approved by the directors and stockholders of the Fund (the "Liquidating Trust"). Payments shall be made to the account set forth on Exhibit A, attached hereto, or to such account as may, from time to time, be designated by the Liquidating Trust.

3.   Consistent Changes. The Guaranty Agreement, as amended by this Amendment, is hereby amended wherever necessary, *mutatis mutandis*, to reflect the modifications, amendments and other agreements described or set forth herein.

4.   Governing Law. This Amendment and the legal relations between the parties hereto arising hereunder shall be governed by, and construed and enforced in accordance with, the internal laws of the Commonwealth of Kentucky excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

5.   Headings. The descriptive headings of the several sections of this Amendment are inserted for convenience only and do not constitute a part of this Amendment.

6.   Counterparts. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when such counterparts have been signed by each party hereto and delivered to the other party hereto.

7.   Continuing Validity of Guaranty. Except as modified by this Amendment, the Guaranty Agreement shall remain in full force and effect.

2

IN WITNESS WHEREOF, the Guarantor and the Fund have executed and delivered this Amendment as of the date first above written.

GUARANTOR:

NTS GUARANTY CORPORATION, a
Kentucky corporation

By:
Its:
Gregory A. Wells
Executive Vice President

FUND:

NTS MORTGAGE INCOME FUND, a
Delaware corporation

By:
Its: President

FOURTH OMNIBUS AMENDMENT TO LOAN DOCUMENTS

THIS FOURTH OMNIBUS AMENDMENT TO LOAN DOCUMENTS (the "Amendment") is made and entered into effective as of April _30_, 2012, by and among: [i] **NTS/VIRGINIA DEVELOPMENT COMPANY**, a Virginia corporation having a mailing address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 ("NTS/VA"), and **NTS/LAKE FOREST II RESIDENTIAL CORPORATION**, a Kentucky corporation having an address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 ("NTS/Lake Forest", and together with NTS/VA, each a "Borrower" and collectively, the "Borrowers"); [ii] **ORLANDO LAKE FOREST JOINT VENTURE**, a Florida general partnership having a mailing address at 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 ("Orlando Lake Forest"); [iii] **NTS MORTGAGE INCOME FUND,** a Delaware corporation having a mailing address of 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 (the "MIF"), and **NTS GUARANTY CORPORATION**, a Kentucky corporation having an address at 10172 Linn Station Road, Louisville, Jefferson County, Kentucky 40223 ("NTS Guaranty Corp" and together with the MIF, each a "Guarantor" and collectively, the "Guarantors"); [iv] **GLEN ARDEN DEVELOPMENT, LLC**, a Delaware limited liability company ("Glen Arden"); [v] **BELLEMEADE DEVELOPMENT, LLC,** a Delaware limited liability company ("Bellemeade"); and [vi] **PNC BANK, NATIONAL ASSOCIATION,** a national banking association, having an address of 500 West Jefferson Street, Fourth Floor, Louisville, Jefferson County, Kentucky 40202 ("Bank").

RECITALS

1.   WHEREAS, the Borrowers and Bank are parties to that certain loan transaction, pursuant to which Bank agreed to provide funds to Borrowers as evidenced by those certain Loan Documents (as defined in that certain Eighth Mortgage Loan Modification Agreement dated December 23, 2009 (the "Modification") as amended by that certain Omnibus Amendment to Loan Documents dated September 1, 2010 (the "Omnibus Amendment"), as further amended by that certain Second Omnibus Amendment to Loan Documents dated April 1, 2010 (the "Second Omnibus Amendment"), as further amended by that certain Third Omnibus Amendment to Loan Documents dated November 30, 2011 (the "Third Omnibus Amendment"), and as amended thereby, collectively, the "Loan Documents"), which includes that certain Seventh Amended and Restated Promissory Note dated as of August 18, 2009 (as amended, the "Note"), in the face principal amount of SIX MILLION SEVEN HUNDRED NINETY-NINE THOUSAND FOUR HUNDRED SIXTY-EIGHT AND NO/100 DOLLARS ($6,799,468.00), made by Borrowers payable to the order of Bank on or before September 1, 2010, as amended by the Omnibus Amendment, the Second Omnibus Amendment and the Third Omnibus Amendment, with a maturity date of July 1, 2012, all subject to the terms and conditions contained in the Loan Documents (as amended, the "Loan"). Certain terms defined in the Modification when used and initially capitalized herein shall have the meanings ascribed to them in the Modification unless expressly otherwise defined herein.

2.   WHEREAS, the MIF owns 100% of the outstanding stock of NTS/VA and seeks to sell such stock to Glen Arden; and

3.   WHEREAS, the MIF owns 50% of the partnership interest in Orlando Lake Forest and seeks to sell such 50% partnership interest to Bellemeade; and

4.   WHEREAS, the MIF seeks to be released of its guaranty obligations under the Loan Documents and NTS/Lake Forest seeks to be removed as a co-borrower under the Loan Documents; and

5.	WHEREAS, the Bank is willing to consent to the above listed transactions and the requests of the MIF and NTS/Lake Forest so long as Glen Arden and Bellemeade agree to be added as co-borrowers under the Note.

NOW THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto and intending to be legally bound, Borrowers, Orlando Lake Forest, Guarantors, Glen Arden, Bellemeade and Bank hereby agree as follows:

1.	The Bank consents to the sale of 100% of the outstanding stock of NTS/VA from the MIF to Glen Arden. The MIF and NTS/VA represent that no consent is required from any third party for this transfer.

2.	The Bank consents to the sale of a 50% partnership interest in Orlando Lake Forest from the MIF to Bellemeade. The MIF and Orlando Lake Forest represent that any other consent to this transfer required to be given by any other party has been obtained.

3.	The Bank agrees to release the MIF from its obligations as a guarantor under the Loan Documents and any guaranty agreement related thereto.

4.	The Bank agrees to release NTS/Lake Forest from its obligations as a co-borrower under the Loan Documents.

5.	Glen Arden agrees to assume the obligations and be bound by the Loan Documents and is hereby added as a co-borrower under the Loan Documents. Each reference to the "Borrower" or "Borrowers" in the Loan Documents shall be deemed to include Glen Arden. Any debt owed to or by Glen Arden is expressly subordinated to the repayment of the Loan.

6.	Bellemeade agrees to assume the obligations and be bound by the Loan Documents and is hereby added as a co-borrower under the Loan Documents. Each reference to the "Borrower" or "Borrowers" in the Loan Documents shall be deemed to include Bellemeade. Any debt owed to or by Bellemeade is expressly subordinated to the repayment of the Loan.

7.	This Amendment shall become effective when, and only when, Bank shall have received this Amendment duly executed by Borrowers, Orlando Lake Forest, Glen Arden, Bellemeade and Guarantors, together with resolutions authorizing the execution of this Amendment from such parties to this Amendment as Bank shall request, and such other items as the Bank shall require in form and substance satisfactory in all respects to the Bank in its sole discretion.

8.	Except as expressly modified by the terms of this Amendment, each of the Borrowers, Orlando Lake Forest, the Guarantors, Glen Arden and Bellemeade hereby restate, reaffirm and confirm as of the date of this Amendment each of the representations, warranties and covenants contained in the Loan Documents, as modified by this Amendment, and consent to the foregoing.

9.   This Amendment is not intended to, and shall not, affect a novation of the obligations expressed in the Loan Documents, nor is the Deed of Trust (as defined in the Modification) or any of the other Loan Documents intended to be released, altered or changed in any manner except as expressly provided herein, and the lien of such documents shall continue to be in full force and effect from and after the date of this Amendment as it was prior to the date hereof.

10.   Each of the Borrowers, Orlando Lake Forest, Glen Arden, Bellemeade and the Guarantors hereby acknowledge and agree that neither it nor any other party has any defenses or offsets to the payment of any amount due to Bank under the Note or under any of the other Loan Documents and, further, that neither it nor any other party has any defenses to the performance of any of the obligations arising under or in connection with the Note or under or in connection with any of the other Loan Documents.

11.   Borrowers agree to reimburse Bank for all expenses incurred by Bank in connection with the preparation, execution, delivery, recordation and performance of this Amendment, including, without limitation, reasonable fees of legal counsel to Bank. Except as expressly modified by this Amendment, all terms and conditions of the Loan Documents shall remain in full force and effect as they were immediately prior to execution and delivery of this Amendment, and those terms and conditions as modified are incorporated herein by this reference and shall govern in all respects this Amendment.

12.   This Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Kentucky. This Amendment may be executed in multiple counterparts, each of which shall constitute an original, but all of which taken together shall constitute one and the same agreement.

(the remainder of this page has been intentionally left blank)

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto effective as of the date first set forth above.


BORROWER:


NTS/VIRGINIA DEVELOPMENT COMPANY,
a Virginia corporation

By: _____

Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY   )
) SS:
COUNTY OF JEFFERSON   )

On this, the 30th day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of NTS/VIRGINIA DEVELOPMENT COMPANY, a Virginia corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

_____
Notary Public

My commission expires: _____

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BORROWER:

NTS/LAKE FOREST II
RESIDENTIAL CORPORATION,
a Kentucky corporation

By: _____
Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 30ᵗʰ day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of NTS/LAKE FOREST II RESIDENTIAL CORPORATION, a Kentucky corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

_____
Notary Public

My commission expires: 11/25/2014



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ORLANDO LAKE FOREST:

ORLANDO LAKE FOREST JOINT VENTURE, a Florida general partnership

By: Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner

By: ______________________
Neil A. Mitchell, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 30th day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Neil A. Mitchell, who acknowledged himself to be the Senior Vice President of Orlando Lake Forest, Inc., a Florida corporation, Managing General Partner of Orlando Lake Forest Joint Venture, a Florida general partnership, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation on behalf of said general partnership.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

____
Notary Public

My commission expires: 11/25/2014

NOTARY PUBLIC
ROSANN D. TAFFEL
STATE AT LARGE, KY

- 6 -

GUARANTOR:

NTS MORTGAGE INCOME FUND,
a Delaware corporation

By: ______________________

Print Name: Brian F. Lavin

Title: President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 30th day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Brian F. Lavin, who acknowledged himself to be the President of NTS MORTGAGE INCOME FUND, a Delaware corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.



____
Notary Public

My commission expires: 11/25/2014

STATE AT LARGE, KY. ROSANN D. TAFEL NOTARY PUBLIC

GUARANTOR:

NTS GUARANTY CORPORATION,
a Kentucky corporation

By: _____

Print Name: _Brian F. Lavin_

Title: _President_

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON   )

On this, the 30ᵗʰ day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared ___Brian F. Lavin___, who acknowledged himself to be the ___President___ of NTS GUARANTY CORPORATION, a Kentucky corporation, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said corporation.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

_____
Notary Public

My commission expires: _11/25/2014_



GLEN ARDEN:

GLEN ARDEN DEVELOPMENT, LLC,
a Delaware limited liability company

By: [signature]



Print Name: Gregory A. Wells

Title: Executive Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 30th day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Gregory A. Wells, who acknowledged himself to be the Executive V. P., of GLEN ARDEN DEVELOPMENT, LLC, a Delaware limited liability company, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said limited liability company.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.



[signature]
Notary Public

ROXANN D. TAFEL NOTARY PUBLIC STATE AT LARGE KY

My commission expires: 11/25/2014

BELLEMEADE:

BELLEMEADE DEVELOPMENT, LLC,
a Delaware limited liability company

By: _____

Print Name: _____
Gregory A. Wells

Title: _____
Executive Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON   )

On this, the 30ᵗʰ day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Gregory A. Wells, who acknowledged himself to be the Executive Vice Pres't of BELLEMEADE DEVELOPMENT, LLC, a Delaware limited liability company, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said limited liability company.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.



_____
Notary Public

My commission expires: 11/25/2014

BANK:

PNC BANK, NATIONAL ASSOCIATION,
a national banking association

By: _______________
Henry R. Snyder, IV, Senior Vice President

COMMONWEALTH OF KENTUCKY)
) SS:
COUNTY OF JEFFERSON)

On this, the 30th day of April, 2012, before me, a Notary Public, the undersigned officer, personally appeared Henry R. Snyder, IV, who acknowledged himself to be the Senior Vice President of PNC Bank, National Association, a national banking association, and that he, in such capacity, being authorized to do so, executed the foregoing instrument for the purposes therein contained by signing on behalf of said banking association.

IN WITNESS WHEREOF, I hereunto set my hand and official seal.

____
Notary Public

My commission expires: April 27, 2014

SUSAN M. HOWARD
NOTARY PUBLIC
STATE AT LARGE, KY

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THIS INSTRUMENT PREPARED BY:

Michael B. Vincenti

Michael B. Vincenti, Esq.
WYATT, TARRANT & COMBS, LLP
500 West Jefferson Street, Suite 2700
Louisville, Kentucky 40202
(502) 562-7518

60162734.3

MORTGAGE INCOME FUND

LIQUIDATING TRUST AGREEMENT

THIS LIQUIDATING TRUST AGREEMENT (this "Trust Agreement"), made as of the 30th day of April, 2012 among NTS MORTGAGE INCOME FUND, a dissolved corporation in the process of liquidating and winding up its affairs under the laws of the State of Delaware (the "Company"), CHRISTIANA TRUST, a division of Wilmington Savings Fund Society, FSB, as a trustee (the "Resident Trustee"), and ROBERT H. RICE, SR. as managing trustee (the "Managing Trustee" and, with the Resident Trustee, the "Trustees"). The parties hereto hereby agree as follows:

WITNESSETH:

WHEREAS, the Company was dissolved on December 31, 2008, by filing of the Certificate of Dissolution with the Secretary of State of the State of Delaware;

WHEREAS, the Board of Directors of the Company has adopted, at a meeting held on November 30, 2011, an Amended Plan of Complete Liquidation and Dissolution of the Company, which provided, *inter alia*, for the filing of a Certificate of Dissolution (the "Certificate of Dissolution") pursuant to the provisions of Section 275 of the General Corporation Law of the State of Delaware (the "DGCL");

WHEREAS, the existence of the Company has been continued until June 30, 2012 by Order of the Court of Chancery of the State of Delaware for the sole purpose of winding-down its business and affairs pursuant to Section 278 of the Delaware General Corporation Law;

WHEREAS, the Company's Amended Plan of Complete Liquidation and Dissolution (the "Plan") provides for this Trust Agreement and the trust described herein (the "Trust"), and authorizes the transfer of all of the Company's assets to the Trust; and

WHEREAS, the Trust was formed by the Resident Trustee pursuant to the Certificate of Trust attached hereto as Exhibit A, filed by the Resident Trustee with the Delaware Secretary of State on April 30 , 2012.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein the parties hereto do hereby agree as follows:

ARTICLE I
The Trust

1.1   Trust Name. The Trust shall be known as the "MORTGAGE INCOME FUND LIQUIDATING TRUST" in which name the Managing Trustee may conduct the business of the Trust, make and execute contracts, and sue and be sued.

1.2   Delaware Statutory Trust Status. It is the intention of the parties hereto that the Trust constitute a statutory trust under Chapter 38 of Title 12 of the Delaware Code, 12 Del. C. § 3801 et seq., and that this document constitutes the governing instrument of the Trust. The

Trustees, and each of them, ratify and approve the Certificate of Trust filed by the Resident Trustee with the Delaware Secretary of State on *April 30*, 2012, in the form attached hereto as Exhibit A.

1.3   Grantor Trust Status. The Trust is intended to be a liquidating trust within the meaning of United States Treasury Department Regulation § 301.7701-4(d) that is treated as a grantor trust, of which the "Former Stockholders" (as defined below), are the owners, within the meaning of Section 671 et seq. of the Internal Revenue Code of 1986, as amended, and shall be construed accordingly.

1.4   Transfer to Trust. Except for assets being transferred (i) to Glen Arden Development, LLC pursuant to that certain Stock Purchase Agreement between the Company and Glen Arden Development, LLC dated as of April 30, 2012, and (ii) to Bellemeade Development, LLC pursuant to that certain Partnership Interest Purchase Agreement between the Company and Bellemeade Development, LLC dated as of April 30, 2012 (the "Purchase Agreements"), the Company hereby transfers, conveys and assigns to the Trust and the Trust hereby accepts the Company's entire right, title and interest in and to all assets (tangible or intangible, known or unknown, whether personal property, real property or mixed) which the Company owns, holds or otherwise possesses (including those listed on Exhibit B attached hereto and made a part hereof, the "Assets") and all proceeds and income therefrom, including from investment and reinvestment in respect thereof (together with the Assets, the "Trust Property"). The Trust Property is transferred and assigned to the Trust, and the Trust shall hold and deal with the Trust Property, in trust for the purpose of satisfying liabilities of the Company and of the Trust for the ultimate benefit of the "Beneficiaries" (as hereinafter defined), on the terms and conditions herein set forth. It is the intention of the parties that the Trust shall acquire title to the Assets and Trust Property so that the liquidation of the Trust Property shall be completed within six (6) years from the date of the formation of the Trust, and that all claims and obligations of the Company shall be paid or otherwise provided for as contemplated by the Company's Amended Plan of Complete Liquidation and Dissolution.

1.5   Payment of Liabilities. The Company hereby assigns to the Trust and the Trust hereby assumes all remaining liabilities and claims (including unascertained or contingent liabilities and expenses) of the Company except for liabilities expressly assumed by Glen Arden Development, LLC or by Bellemeade Development, LLC pursuant to the Purchase Agreements. Should any liability be asserted against the Trust as a result of the assumption of any liability pursuant to this Section 1.5, the Managing Trustee may use such part of the Trust Property as may be necessary in contesting any such liability or in payment thereof. The Trust shall proceed, in a timely manner, to liquidate the Trust Property and satisfy the claims of creditors in accordance with the procedures set forth in Section 281(b) of the DGCL. Valid claims against or obligations of the Company shall be paid in full and any such provision for payment shall be made in full if there is sufficient Trust Property in the Trust. If there is insufficient Trust Property in the Trust, such claims and obligations shall be paid or provided for according to their priority and, among claims of equal priority, ratably to the extent of Trust Property legally available therefor. Assets remaining after the liquidation of the Trust Property and the satisfaction of all claims will be distributed to the Beneficiaries in accordance herewith and Section 281(b) of the DGCL.

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ARTICLE II
Beneficiaries

2.1   Stockholders as Beneficiaries. The stockholders of the Company, as of April 30, 2012 (collectively, the "Former Stockholders") shall be the initial Beneficiaries of the Trust with the same beneficial interest ("Beneficial Interest") in the Trust as the Former Stockholders held in the Company based on their respective rights, powers and preferences as stockholders of the Company determined in accordance with the Restated Certificate of Incorporation of the Company dated as of March 27, 1989, as amended (the "Restated Certificate of Incorporation"), taking into account any liquidating distributions paid to the stockholders of the Company prior to the date hereof. Exhibit C hereto shall be a list of stockholders of the Company as of April 30, 2012, which list shall contain the names of such stockholders and the number of shares of capital stock of the Company owned both of record and beneficially by such stockholders on such date. Each distribution by the Trust to the Beneficiaries shall be made to the Former Stockholders, or their legal representatives or successors in interest authorized by Section 2.4 hereof (together with the Former Stockholders, the "Beneficiaries"), according to their Beneficial Interest in the Trust.

2.2   Record of Beneficiaries. The Trust shall maintain a record of the names of each Beneficiary and such Beneficiary's Beneficial Interest in the Trust.

2.3   Surrender of Stock Certificates. The Managing Trustee, in his absolute discretion, may in connection with any distribution require each Beneficiary to (i) surrender their certificates evidencing capital stock of the Company ("Stock Certificates") to the Managing Trustee, or (ii) furnish the Trust with evidence satisfactory to the Managing Trustee of the loss, theft or destruction of their Stock Certificates, together with such surety bond or other security or indemnity as may be required by and satisfactory to the Managing Trustee. The Managing Trustee, in his absolute discretion, shall determine whether or not to issue certificates representing Beneficial Interests in the Trust (the "Trust Certificates").

2.4   Transfer of Interests. The Beneficial Interest of a Beneficiary in the Trust may not be transferred in any manner whatsoever (including, without limitation, by sale, exchange, gift, pledge or creation of a security interest) except (a) by bequest or inheritance in the case of an individual stockholder or (b) by operation of law. All Trust Certificates, if any, issued hereunder will bear an appropriate legend restricting their transfer to these instances alone.

2.5   Missing Beneficiaries. A Missing Beneficiary shall be defined as (a) a stockholder on the date of the closing of the transfer books of the Company who has neither surrendered his Stock Certificates nor provided the Managing Trustee with an indemnity bond in the event of loss, theft or destruction thereof, or (b) a stockholder who has not cashed one or more checks issued to him by the Trust in payment of liquidating distributions or has not properly endorsed any document required by a delivery service in connection with the delivery of property addressed to him as part of a liquidating distribution. If a notice or distribution is mailed by the Trust to a Beneficiary and either the notice is returned by the United States Postal Service to the Trust as undeliverable or any check included in such notice is not cashed within a reasonable period of time, such Beneficiary shall thereafter be a Missing Beneficiary. The Trust shall deal with Missing Beneficiaries in accordance with applicable escheat laws and shall give notice as required by such escheat laws.

ARTICLE III
Purpose, Limitations and Distributions

3.1   Purpose of Trust. This Trust is established for the sole purpose of holding the Trust Property on behalf of the Beneficiaries, enforcing the rights of the Beneficiaries thereto, collecting the income thereon, determining and satisfying any liabilities of the Company (including identification and satisfaction of claims in accordance with the DGCL), distributing the remaining Trust Property to the Beneficiaries, and taking such other action as is necessary to conserve and protect the Trust Property and to provide for the orderly investment, conservation, liquidation and eventual distribution of any and all of the Trust Property. Under no circumstances shall the Trust or the Managing Trustee hereunder have any power to continue or engage in any trade or business or in any other activity except as is necessary to the foregoing, and this limitation shall apply irrespective of whether the conduct of any business activities is deemed by the Managing Trustee to be convenient, desirable, necessary or proper for the conservation and protection of the Trust Property.

3.2   Operation of Trust; Distributions to Beneficiaries. The Managing Trustee, on behalf of the Trust, shall receive and hold all the Assets and Trust Property and shall make payments from the Trust to claimants in accordance with Sections 1.4 and 1.5 of this Trust Agreement. From time to time, when in the judgment of the Managing Trustee there remain in the Trust funds in excess of the amounts necessary to pay or otherwise provide for all claims against or obligations of the Company and the Trust, such excess funds may be distributed to the Beneficiaries. No payments shall be made to the Beneficiaries in their capacity as Beneficiaries unless the Managing Trustee has determined that the funds in the Trust, together with reasonably anticipated additional funds, will be sufficient to pay or otherwise provide for all liabilities and claims of the Company. Once (i) all claims have been paid or otherwise provided for, and (ii) the Beneficiaries have surrendered their Trust Certificates, if any, or Stock Certificates, if applicable, the balance of the Trust Property shall then be distributed to the Beneficiaries in accordance with the last paragraph of Section 1.5 hereof at such time as the Managing Trustee determines. Such distributions to Beneficiaries shall be made in accordance with Section 2.1 hereof, provided, however, that no distribution shall be made to Beneficiaries without first reasonably satisfying or adequately providing for (i) a reserve for the reasonable expenses incurred or to be incurred by, or on behalf of, the Trustee or the Trust and (ii) a reasonable reserve for payments to be paid to Missing Beneficiaries, if any. In addition, the Managing Trustee may, subject to the proviso in the preceding sentence, distribute any of the Trust Property to the Beneficiaries in kind. The Managing Trustee shall take such action as he deems appropriate to enforce the rights of the Trust to the Trust Property so that the Beneficiaries may receive the full benefit thereof. Notwithstanding anything contained herein to the contrary, under no circumstances may the Trust, or the Trustees on behalf of the Trust, make a distribution without compliance with the provisions of the DGCL.

3.3   No Payment to the Company. In no event shall the Trust or Trustees on behalf of the Trust, distribute to the dissolved Company any Trust Property.

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ARTICLE IV
Authority

4.1   Authority.   Among the other powers stated or implied in this Trust Agreement, in connection with the administration of this Trust, the Trust or the Managing Trustee on behalf of the Trust may exercise the following powers, authority and discretion, all at the expense and out of the Trust Property:

(a)   to hold legal title to any and all rights of the Beneficiaries in or arising from the sale of any Trust Property, and to receive and collect any and all payments due in connection with any such sales;

(b)   to receive, hold, maintain, grant, sell, exchange, convey, release, assign or otherwise transfer legal title to any Trust Property;

(c)   to give proxies to vote stocks and voting securities, and to enter into or oppose, alone or with others, voting trusts, mergers, consolidations, foreclosures, liquidations, reorganizations or other changes in the financial structure of any corporation or buy-sell, stock restrictions or stock redemption agreements;

(d)   to hold Trust Property in the name of a nominee or in any other way without disclosing the trust relationship;

(e)   to enter into contracts, including contracts to hire agents to act on behalf of the Trust, including without limitation, an agreement to obtain certain administrative and investor services from NTS Development Company, a Kentucky corporation, pursuant to that certain Administrative and Investor Services Agreement dated as of April 30, 2012 (the "Administrative Services Agreement");

(f)   to execute and deliver partial and complete releases of any third-party obligations transferred to the Trust;

(g)   to protect and enforce the rights vested in the Trust Property by this Trust Agreement by any method deemed appropriate, including, without limitation, by judicial proceedings;

(h)   to take any steps necessary to establish clear title to any Trust Property;

(i)   to employ legal counsel, accountants, advisors, custodians and other agents in connection with the administration or termination of this Trust and to delegate to them any powers of the Managing Trustee;

(j)   to file any and all tax returns required in connection with the Trust created hereby and to pay any taxes properly payable by the Trust;

(k)   to select a fiscal year for the Trust;

(l)   subject to the provisions of this Trust Agreement, to compromise, adjust, arbitrate, sue on or defend, abandon or otherwise deal with and settle claims in favor of or against this Trust as the Managing Trustee shall deem appropriate;

(m)   to determine the terms on which Trust Property should be sold or otherwise disposed of;

(n)   subject to the provisions of this Trust Agreement, to do and perform any acts or things necessary or appropriate for the conservation and protection of the Trust Property, including acts or things necessary or appropriate to maintain the Trust Property pending sale or other disposition thereof to the Beneficiaries;

(o)   to use Trust property to obtain tail insurance coverage for the current and former officers and directors of the Company and to enforce the terms of that certain Insurance Funding and Claims Agreement executed by NTS Development Company for the benefit of the former stockholders of the Company; and

(p)   to retain and set aside such funds out of the Trust Property as the Managing Trustee shall deem necessary or expedient to (i) pay or make reasonable provision to pay all claims, expenses and obligations, including all contingent, conditional or unmatured contractual claims known to the Company, the Managing Trustee or the Trust, (ii) make such provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company or the Trust that is the subject of a pending action, suit or proceeding to which the Company or the Trust is a party, and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company, the Managing Trustee or the Trust or that have not arisen but that, based on facts known to the Company, the Managing Trustee or the Trust are likely to arise or become known to the Managing Trustee or the Trust within 10 years after the date of dissolution, provided, however, that such determinations shall be obtained from the Delaware Court of Chancery if and to the extent required under the DGCL.

4.2   Investment Authority and Limitations Thereon. The Managing Trustee shall not engage in any income-producing activity, except as expressly set forth herein and except that the Managing Trustee may keep the Trust Property invested in (i) interest-bearing obligations of the United States government, or guaranteed by the United States government or any agency thereof, having a maturity not in excess of two years, (ii) demand and time deposits (of not more than one year) in banks or savings institutions, (iii) mutual funds, investing solely in "money market" or comparable obligations, which obligations are convertible into cash within 30 days, or (iv) such stocks (other than penny stocks or any stocks that would be deemed wholly speculative by a sophisticated investor exercising reasonable care), bonds, notes, securities, or other property as the Managing Trustee deems advisable, irrespective of the rules of investment applying to trustees under any present or future laws of the State of Delaware, or elsewhere, and without any duty to diversify investments; provided, however, that the Managing Trustee shall not invest in any listed stocks or securities, or, except as set forth in (i), (ii) and (iii), above, any readily marketable assets, or any operating assets of a going business, or any general partnership interests or limited partnership interests (including any interests in a limited liability company

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that is treated as a partnership for United States federal income tax purposes), or any unlisted stock of a single issuer representing 80% or more (by vote or value) of the stock of such issuer.

ARTICLE V
Resident Trustee

5.1 Generally. The Resident Trustee shall be a trustee for the sole and limited purpose of fulfilling the requirements of Section 3807 of the Delaware Statutory Trust Act. The Resident Trustee shall have the power and authority to execute, deliver, acknowledge and file all documents required to maintain the existence of the Trust as required by the Delaware Statutory Trust Act and shall accept service of legal process upon the Trust in the State of Delaware. The Resident Trustee shall provide prompt notice to the Managing Trustee of its performance of any such acts. The Managing Trustee shall reasonably keep the Resident Trustee informed of any action taken by the Managing Trustee with respect to the Trust that may affect the Resident Trustee. The Resident Trustee shall not be entitled to exercise any powers, nor shall the Resident Trustee have any of the duties or liabilities, of the Managing Trustee. The Resident Trustee shall not be liable for the acts or omissions of the Managing Trustee or the Trust. The Resident Trustee shall owe no fiduciary or other duties to the Trust or the Beneficiaries except as expressly provided for in this Article V. Unless required by the Delaware Court of Chancery, the Resident Trustee shall serve without bond. The Resident Trustee accepts the trust hereby created and agrees to perform its duties hereunder with respect to the same but only upon the terms of this Trust Agreement.

5.2 Resident Trustee Standard of Care; Exculpation. Neither the Resident Trustee, nor any director, officer, affiliate, employee, employer, professional, agent or representative of the Resident Trustee shall be personally liable in connection with affairs of the Trust to any Beneficiary of the Trust, or the Trust, or any other person, except for such of the Resident Trustee's acts or omissions as shall constitute bad faith or willful misconduct. Persons dealing with the Resident Trustee, or seeking to assert claims against the Company or the Trust, shall have recourse only to the Trust Assets to satisfy any liability incurred by the Resident Trustee to such persons in carrying out the terms of this Trust Agreement.

5.3 Indemnification. The Resident Trustee and any director, officer, affiliate, employee, employer, professional, agent or representative of the Resident Trustee shall be advanced expenses, defended, held harmless and indemnified from time to time by the Company and the Trust against any and all losses, claims, costs, expenses and liabilities to which such indemnified parties may be subject by reason of such indemnified party's performance of its duties pursuant to the discretion, power and authority conferred on such person by this Trust Agreement or the Plan; provided, however, that the indemnification obligations arising pursuant to this section shall indemnify neither the Resident Trustee nor any director, officer, affiliate, employee, employer, professional, agent or representative of the Resident Trustee for any actions taken by such indemnified parties which constitute bad faith or willful misconduct. Satisfaction of any obligation of the Trust arising pursuant to the terms of this Section shall be payable only from the Company and the Trust Assets and such right to payment shall be prior and superior to any other rights to receive a distribution of the Trust Assets.

5.4   No Liability for Acts of Predecessor Trustee. No successor Resident Trustee shall be in any way liable for the acts or omissions of any predecessor Resident Trustee unless a successor Resident Trustee expressly assumes such responsibility.

5.5   Reliance by Resident Trustee on Documents or Advice of Counsel. Except as otherwise provided in this Trust Agreement, the Resident Trustee may rely, and shall be protected from liability for acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order or other paper or document reasonably believed by the Resident Trustee to be genuine and to have been presented by an authorized party. The Resident Trustee shall not be liable for any action taken or suffered by the Resident Trustee in reasonably relying upon the advice of counsel or other professionals engaged by the Resident Trustee in accordance with this Trust Agreement.

5.6   No Investment Duty. Except as otherwise expressly required herein, the Resident Trustee shall not have any duty or liability with respect to the administration of the Trust, the investment of the Trust's property or the payment of dividends or other distributions of income or principal to the Trust's Beneficiaries, and no implied obligations shall be inferred from this Trust Agreement on the part of the Resident Trustee. The Resident Trustee shall not be liable for the acts or omissions of the Managing Trustee or any other person who acts on behalf of the Trust, nor shall the Resident Trustee be liable for any act or omission by it in good faith in accordance with the directions of the Managing Trustee.

5.7   Insurance. The Resident Trustee shall be permitted to obtain and maintain fidelity and liability insurance covering the Resident Trustee personally and insuring against acts of any agents, servants or others retained or employed by the Resident Trustee and to retain insurance agents and brokers in connection therewith, all at the expense of the Trust Property.

5.8   Miscellaneous. The Resident Trustee shall take such action or refrain from taking such action under this Trust Agreement as it may be directed in writing by the Managing Trustee from time to time; provided, however, that the Resident Trustee shall not be required to take or refrain from taking any such action if it shall have determined, or shall have been advised by counsel, that such performance is likely to involve the Resident Trustee in personal liability or is contrary to the terms of this Trust Agreement or of any document contemplated hereby to which the Trust is a party or is otherwise contrary to law.

5.9   Resignation; Removal. The Resident Trustee may resign and be discharged of the trust created by this Trust Agreement upon not less than 30 days' prior written notice to the Managing Trustee. Upon receiving such notice of resignation, the Managing Trustee shall use his best efforts promptly to appoint a substitute or successor Resident Trustee in the manner and meeting the qualifications hereinafter provided by written instrument or instruments delivered to such resigning Resident Trustee and the substitute or successor Resident Trustee. In addition, the Managing Trustee may remove the Resident Trustee, with or without cause, and appoint a successor Resident Trustee meeting the qualifications hereinafter provided by written instrument or instruments delivered to the Resident Trustee being removed and to the substitute or successor Resident Trustee. Any resignation or removal of the Resident Trustee and appointment of a substitute or successor Resident Trustee shall become effective only upon acceptance of the appointment by the substitute or successor Resident Trustee. If no substitute or successor

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Resident Trustee shall have been appointed within 30 days after notice of such resignation or removal has been delivered, the Resident Trustee may apply to a court of competent jurisdiction for the appointment of a successor Resident Trustee. Such court may thereupon, after such notice, if any, as it may deem proper, prescribe and appoint a successor Resident Trustee meeting the qualifications provided for herein.

Any Person into which the Resident Trustee may be merged or with which it may be consolidated, or any Person resulting from any merger or consolidation to which the Resident Trustee shall be a party, or any Person that succeeds to all or substantially all of the corporate trust business of the Resident Trustee, shall be the successor Resident Trustee under this Trust Agreement without the execution, delivery or filing of any paper or instrument or further act to be done on the part of the parties hereto (except for the filing of an amendment to the Trust's certificate of trust if required by law), notwithstanding anything to the contrary herein; provided, however, that such successor Resident Trustee shall have its principal place of business in the State of Delaware and otherwise meet the requirements of applicable law.

ARTICLE VI
The Managing Trustee

6.1   Generally.   The Managing Trustee shall perform such duties, and only such duties, as are specifically set forth in this Trust Agreement or are reasonably implied for the administration of this Trust.

6.2   Liability of the Managing Trustee.   No provision of this Trust Agreement shall be construed to relieve the Managing Trustee from liability for his own grossly negligent actions, their own grossly negligent failure to act or his own fraud or willful misconduct, except that:

(a)   the Managing Trustee shall be liable only for the performance of such duties and obligations as are specifically set forth in this Trust Agreement;

(b)   no Managing Trustee shall be personally liable unless such Managing Trustee acted in bad faith, was grossly negligent or committed an act of willful misconduct;

(c)   no Managing Trustee shall be personally liable with respect to any action taken or omitted to be taken in good faith in accordance with the terms of this Trust Agreement, the direction of the Delaware Court of Chancery or the "Majority Vote" (as defined below) of the Beneficiaries;

(d)   the Managing Trustee may conclusively rely, and shall not incur any personal liability to anyone in acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order or other paper or document reasonably believed by him or her to be genuine and to have been signed or presented by the proper party or parties;

(e)   the Managing Trustee may act through agents and may consult with legal counsel (including tax counsel), accountants, investment bankers and other skilled persons selected by him or her with reasonable care, and Managing Trustee shall not be personally liable for any action taken or omitted to be taken in good faith in accordance with the advice thereof;

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(f)   persons dealing with the Managing Trustee shall look only to the Trust Property to satisfy any liability incurred by the Managing Trustee to such person in carrying out the terms of this Trust, and the Managing Trustee shall not have any personal obligation to satisfy any such liability;

(g)   the Managing Trustee shall not be personally liable for any failure to seek out or assert any claim of the Company against any other person or entity unless the Managing Trustee has received written notice of such claim from the Company or in the event such failure results from the Managing Trustee's gross negligence, willful misconduct or fraud; provided, however that nothing herein shall affect or restrict any Managing Trustee's authority to investigate or assert any claim of the Company against any other person or entity; and

(h)   the Managing Trustee shall not be personally liable to any person who at the time is a Beneficiary with respect to any action taken or omitted to be taken in good faith in accordance with the direction or consent of such person, and such direction or consent shall be conclusive and binding in respect of the Beneficial Interest then held by such person and upon all persons who may in the future become Beneficiaries with respect to such Beneficial Interest.

6.3   Safekeeping of Trust Property. All moneys and other assets received by the Trust shall, until distributed or paid over as herein provided, be held for the benefit of the Beneficiaries, but need not be segregated from other Trust Property, unless and to the extent required by law. The Managing Trustee shall not be under any liability for interest or producing income on any moneys received by him hereunder and held for distribution or payment to the Beneficiaries, except as such interest shall actually be received by the Managing Trustee.

6.4   Compensation. Managing Trustee shall be entitled to reimburse himself out of the Trust Property for all out-of-pocket expenses, and to pay himself, on a monthly basis, compensation not to exceed $50,000.00 for any twelve (12) month period commencing on May 1, 2012 and ending upon the termination of this Trust Agreement. Managing Trustee's compensation shall not be limited by any provision of law in regard to compensation of a trustee of an express trust. Managing Trustee shall have liens therefor on the Trust Property prior to any rights in such property of the Beneficiaries or any other person. Managing Trustee shall be entitled to an advance payment of compensation from the Company on April 30, 2012 in the amount of $25,000, which advance shall be set-off and deducted from the compensation due to Managing Trustee during the final six (6) months of the term of the Trust.

6.5   No Bond. Unless required by the Delaware Court of Chancery, the Managing Trustee shall serve without bond.

6.6   Expense Reimbursement and Indemnification of Managing Trustee. The Managing Trustee shall be entitled to the same coverage for expense reimbursement and indemnification as is provided under Section 5.2 for RT Covered Persons as such section shall be applied mutatis mutandis to the Managing Trustee.

6.7   Insurance. The Managing Trustee shall be permitted to obtain and maintain fidelity and liability insurance covering the Managing Trustee personally and insuring against acts of any agents, servants or others retained or employed by the Trust or the Managing Trustee and to retain insurance agents and brokers in connection therewith, all at the expense of the Trust Property.

ARTICLE VII
Successor Managing Trustee and Successor Administrator

7.1   Resignation and Removal. The Managing Trustee may resign by giving not less than 60 days' prior written notice thereof to Stephen H. Miller, c/o Fore, Miller & Schwartz, 200 South Fifth Street, Louisville, Kentucky, 40202, who is herein named as the initial Successor Managing Trustee. The initial Successor Managing Trustee may resign by giving not less than 60 days' prior written notice thereof to Scott W. Brinkman, c/o Stoll Keenon Ogden PLLC, 2000 PNC Plaza, 500 West Jefferson Street, Louisville, Kentucky 40202, who is herein named as the secondary Successor Managing Trustee. Any such resignation shall become effective on the day specified in such notice or upon acceptance of such appointment by the Successor Managing Trustee. Any Managing Trustee may be removed at any time, with or without cause, by a "Majority Vote" (as defined below) of the Beneficiaries.

7.2   Appointment of Successor. Stephen H. Miller is hereby designated the initial Successor Managing Trustee and shall serve as Successor Managing Trustee upon resignation or removal of the Managing Trustee pursuant to Section 7.1. If Stephen H. Miller is not able or willing to serve as Successor Managing Trustee, or upon the removal or resignation of him as Successor Managing Trustee, Scott W. Brinkman is hereby designated as the secondary Successor Managing Trustee and shall serve as Successor Managing Trustee upon resignation or removal of the initial Successor Managing Trustee. If Scott W. Brinkman is not able or willing to serve as Successor Managing Trustee, or upon the removal or resignation of him as Successor Managing Trustee, a Successor Managing Trustee shall be selected by the Beneficiaries acting by Majority Vote.

7.3   Acceptance of Appointment by Successor Managing Trustee. Any Successor Managing Trustee appointed hereunder shall execute an instrument accepting such appointment hereunder and shall file such acceptance with the trust records. Thereupon, such Successor Managing Trustee shall, without any further act, become vested with all the estates, properties, rights, powers, trusts and duties of the predecessor in the Trust with like effect as if originally named herein; provided, however, that a retiring Managing Trustee shall, nevertheless, when requested in writing by the Successor Managing Trustee, execute and deliver an instrument or instruments conveying and transferring to such Successor Managing Trustee all the estates, properties, rights, powers and trusts of such predecessor Managing Trustee.

ARTICLE VIII
Reports to Beneficiaries

8.1   Reports to Beneficiaries. The Trust shall submit to the Beneficiaries such reports as the Managing Trustee deems advisable. In addition, as soon as practicable after the close of each calendar year, the Managing Trustee, on behalf of the Trust, shall supply the Beneficiaries with information necessary for the Beneficiaries to satisfy any United States federal, state and local income tax obligations.

ARTICLE IX
Termination of Trust

9.1   Termination of Trust. This Trust shall dissolve and the Trust Agreement shall terminate upon the earlier of April 30, 2018, or the final distribution (in accordance with the terms of this Trust Agreement) from the Trust of all Trust Property in compliance with the DGCL. Upon the winding up of the Trust and the payment of all liabilities of the Trust in accordance with Section 3808 of the Delaware Statutory Trust Act, the Managing Trustee and the Resident Trustee shall cause the Certificate of Trust of the Trust to be cancelled by executing and filing a certificate of cancellation with the Delaware Secretary of State in accordance with the provisions of Section 3810 of the Delaware Statutory Trust Act, and the filing fees for such certificate of cancellation as well as the other expenses of winding up the Trust shall be paid from Trust Property.

ARTICLE X
Amendment

10.1   Method of Amendment. This Trust Agreement may be altered or amended, at any time, in whole or in part, provided that (i) any such alteration or amendment shall not become effective until consented to by the Trustees in writing and approved by a Majority Vote and (ii) no such alteration or amendment shall cause any of the Trust Property to be reconveyed to the Company or cause the Trustees to engage in any activity other than that appropriate for liquidating trustees or prejudice the rights of creditors of the Company.

ARTICLE XI
Meetings of Beneficiaries

11.1   Purpose of Meetings. Meetings of the Beneficiaries may be called at any time and from time to time pursuant to the provisions of this Article XI for the purpose of taking any action which Beneficiaries are required or permitted to take under the terms of this Trust Agreement or under applicable law.

11.2   Meetings Called by Managing Trustee. The Managing Trustee may at any time call a meeting of the Beneficiaries to be held at such time and at such place as the Managing Trustee shall determine. Notice of any meeting of the Beneficiaries shall be given by the Managing Trustee (or by the Beneficiaries in the event the Managing Trustee shall fail to give notice after a request by the Beneficiaries pursuant to Section 11.3). Such notice shall set forth the time and place of the meeting and in general terms the action to be proposed at the meeting and shall be mailed not more than 60 nor less than 10 days before the meeting is to be held to all of the Beneficiaries as of a record date set by the Managing Trustee, which record date shall be not more than 60 days before the date of the meeting.

11.3   Meetings Called on Request of Beneficiaries. Within 30 days after a request to the Trustees by a majority in voting power of the Beneficiaries, based on the voting rights of the Former Stockholders determined in accordance with the Restated Certificate of Incorporation of the Company, as amended, as of the effectiveness of the Certificate of Dissolution, to call a meeting of all of the Beneficiaries, which request shall specify in reasonable detail the action to be proposed, the Trustees shall call a meeting of the Beneficiaries pursuant to Section 11.2. If the Trustees fail to call such meeting within such 30-day period, such meeting may be noticed by the action of a majority in voting power of the Beneficiaries, based on the voting rights of the Former Stockholders determined in accordance with the Certificate of Incorporation of the Company, as amended, as of the effectiveness of the Certificate of Dissolution, or by their designated representatives.

11.4   Persons Entitled to Vote at Meetings of Beneficiaries. Each Beneficiary as of the record date shall be entitled to vote at a meeting of the Beneficiaries, either in person or by his proxy duly authorized in writing. The signature of the Beneficiary on such written authorization need not be witnessed or notarized.

11.5   Quorum. At any meeting of Beneficiaries, the presence of a majority in voting power of the Beneficiaries, based on the voting rights of the Former Stockholders determined in accordance with the Certificate of Incorporation of the Company, as amended, as of the effectiveness of the Certificate of Dissolution, shall constitute a quorum.

11.6   Adjournment of Meetings. Any meeting of Beneficiaries properly adjourned may be reconvened at such adjourned time and place without further notice.

11.7   Conduct of Meetings. The Managing Trustee shall appoint a Chairperson and Secretary of the meeting, either or both of whom may be Managing Trustee. The vote upon any resolution submitted to any meeting of Beneficiaries shall be by written ballot. Should the Chairperson of the meeting deem it advisable, he shall appoint an Inspector of Votes, who shall count all votes cast at the meeting for or against any resolution and shall make and file with the Secretary of the meeting a verified written report. A Majority Vote shall be required to take any action which Beneficiaries are required or permitted to take under this Trust Agreement or under applicable law. For purposes of this Trust Agreement, a majority in voting power of those of the Beneficiaries voting in person or by proxy at a properly called meeting of the Beneficiaries, based on the voting rights of the Former Stockholders determined in accordance with the Restated Certificate of Incorporation of the Company, as amended, as of the effectiveness of the Certificate of Dissolution shall constitute a "Majority Vote" of the Beneficiaries. Notwithstanding any other provisions of this Trust Agreement, the Managing Trustee may make such reasonable regulations as he may deem advisable for any meeting of holders of the Beneficial Interests in regard to proof of the appointment of proxies, and in regard to the appointment and duties of Inspectors of Votes, the submission and examination of proxies and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as he shall think fit. Notwithstanding anything to the contrary set forth herein, any action that the Beneficiaries are required or permitted to take at any meeting thereof under this Trust Agreement or applicable law may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by a majority in voting power of the Beneficiaries, based on the voting rights of the Former Stockholders determined in accordance with the Certificate of Incorporation of the Company, as amended, as of the effectiveness of the Certificate of Dissolution and delivered to the Managing Trustee in accordance with this Trust Agreement and applicable law. Each such written consent shall bear the date of signature of each Beneficiary who signs the consent, and no written consent shall be effective to take the action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this Section 11.7, written consents signed by a sufficient number of Beneficiaries to take such action are delivered to the Managing Trustee as provided hereunder. Any action taken by such written consent shall be the equivalent of a "Majority Vote" of the Beneficiaries for purposes of approving or authorizing any action under this Trust Agreement that requires a "Majority Vote" of the Beneficiaries.

11.8 Record of Meetings. A record of the proceedings of each meeting of Beneficiaries shall be prepared by the Secretary of the meeting. The record shall be signed and verified by the Secretary of the meeting and shall be delivered to the Managing Trustee to be preserved with the records of the Trust. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

ARTICLE XII
Miscellaneous Provisions

12.1 Intention of Parties to Establish Trust. This Trust Agreement is not intended to create, and shall not be interpreted as creating, an association, partnership or joint venture of any kind. It is intended as a trust to be governed and construed in all respects as a trust.

12.2 Filing Documents. A copy of this Trust Agreement and all amendments thereof shall be filed in an office or residence of the Managing Trustee and shall be available at all times for inspection by the Beneficiaries or their duly authorized representatives. The Managing Trustee shall file any amendment of this Trust Agreement in the same place where the original Trust Agreement is filed. The Managing Trustee shall file any instrument that relates to any change in the office of Trustee in the same place where the original Trust Agreement is filed.

12.3 Governing Law. This Trust Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

12.4 Separability. In the event any provision of this Trust Agreement or the application thereof to any person or circumstances shall be finally determined by a court of proper jurisdiction to be invalid or unenforceable to any extent, the remainder of this Trust Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each provision of this Trust Agreement shall be valid and enforced to the fullest extent permitted by law.

12.5 Notices. Any notice or other communication hereunder shall be deemed to have been sufficiently given for all purposes, if deposited, postage prepaid, in a post office or letter box addressed to the person for whom such notice is intended at his address last known to the person giving such notice.

12.6 Exculpatory Provisions and Survival Thereof. Whether or not expressly therein so provided, any and all exculpatory provisions, immunities and indemnities, and any limitations and negations of liability contained in this Trust Agreement, in each case inuring to the benefit of any Trustee, shall survive (i) the termination or revocation of this Trust Agreement, and (ii) as to any person who has served as Trustee, the resignation or removal of such person as Trustee.

12.7   Counterparts.   This Trust Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Trust Agreement shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that the parties need not sign the same counterpart.

[SIGNATURES ON THE FOLLOWING PAGES]

IN WITNESS WHEREOF, the parties hereto have either executed and acknowledged this Trust Agreement or caused it to be executed and acknowledged on their behalf by their duly authorized officers all as of the date first above written.

COMPANY:

NTS MORTGAGE INCOME FUND

By: ____________________
Name: Brian F. Lavin
Title: President

RESIDENT TRUSTEE:

CHRISTIANA TRUST
Christiana Trust, a division of Wilmington Savings Fund Society, FSB, not in its individual capacity but solely as Trustee of the Trust.



By: ____________________
Name: Jeffrey R. Everhart, AVP
Title: ____________________

MANAGING TRUSTEE:

____
Robert H. Rice, Sr.

TABLE OF CONTENTS

TERMINATION OF ADVISORY AGREEMENT

This TERMINATION OF ADVISORY AGREEMENT ("Agreement") is entered into this 30th day of April, 2012, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation (the "Fund") and NTS ADVISORY CORPORATION, a Delaware corporation (the "Advisor"), under the following circumstances:

RECITALS:

A.   On or about March 31, 1989, the Fund and the Advisor entered into an Advisory Agreement (the "Advisory Agreement") pursuant to which the Fund appointed the Advisor to act as its investment and management advisor on the terms and conditions set forth therein.

B.   The Fund has determined to liquidate and dissolve pursuant to an Amended Plan of Dissolution and Complete Liquidation duly adopted by the directors and stockholders of the Fund (the "Plan").

C.   In connection with the Plan, the Fund desires to terminate the Advisory Agreement effective as of the date hereof.

D.   The Advisor agrees to terminate the Advisory Agreement and is willing to enter into this Agreement to reflect such termination.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all parties, the parties hereto agree as follows:

1.   Recitals. The above recitals are hereby incorporated herein as if fully re-written.

2.   Defined Terms. All capitalized terms used herein shall have the same meaning as in the Advisory Agreement unless otherwise defined herein.

3.   Termination of Advisory Agreement. Effective April 30, 2012 (the "Effective Date"), the Advisory Agreement, as amended, and the appointment of the Advisor thereunder shall terminate and Advisor shall have no duty to provide services to the Fund thereafter. Likewise, from and after the Effective Date, the Fund shall have no continuing obligation to pay Advisor any compensation, fees or other amounts under the Advisory Agreement, other than the outstanding fees and expense reimbursement obligations noted on Schedule 1, attached hereto.

4.   Termination of Bank Accounts; Actions Upon Termination.

(a)   If Advisor has established any bank accounts in the name of the Fund, it shall terminate said accounts and remit all amounts maintained in such accounts to the Fund.

(b)   The Advisor shall take all actions required under paragraph 13 of the Advisory Agreement including: (i) paying over to the Fund all moneys collected and held for the account of the Fund after deducting any accrued compensation and expense reimbursements to which it is entitled; (ii) delivering to the Fund a full accounting as required by paragraph 13(b) of the Advisory Agreement; and (iii) delivering to the Fund all property and documents of the Fund then in the custody of the Advisor.

5.   Release. Subject to performance of any obligations set forth herein and except that the provisions of paragraph 18 of the Advisory Agreement shall survive termination hereof, Advisor and the Fund hereby acknowledge the full and complete satisfaction of each party's obligation to the other under the Advisory Agreement and do hereby release such party, its directors, officers, employees, agents, successors and assigns from any actions, suits, claims, demands, debts, accounts, contracts, and causes of action, costs, and expenses, at law or in equity, arising under the Advisory Agreement.

6.   Entire Agreement. This Agreement contains all the terms, covenants, conditions and agreements between the Fund and the Advisor relating to the termination of the Advisory Agreement and other matters provided for in this Agreement. No prior or other agreement or understanding pertaining to such matters shall be valid or of any force and effect.

7.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all such counterparts together shall constitute one and the same Agreement.

8.   Consent to Termination. The Advisor, the Fund and NTS Guaranty Corporation hereby expressly consent to termination of the Advisory Agreement.

[REMAINDER OF PAGE BLANK—SIGNATURES APPEAR ON NEXT PAGE]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By: [signature]
Name: Brian F. Lavin
Title: President



ADVISOR:

NTS ADVISORY CORPORATION, a Delaware corporation

By: [signature]
Name: Gregory A. Wells
Title: Executive Vice President



JOINDER

NTS Guaranty Corporation hereby joins in the execution of this Agreement for the purpose of consenting to the termination of the Advisory Agreement.

NTS GUARANTY CORPORATION

By: [signature]
Name: Gregory A. Wells
Title: Executive Vice President



TERMINATION OF SERVICES AND DEVELOPMENT AGREEMENT

This TERMINATION OF SERVICES AND DEVELOPMENT AGREEMENT ("Termination Agreement") is entered into this 30th day of April, 2012, by and between NTS MORTGAGE INCOME FUND, a Delaware corporation (the "Fund") and RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation ("Residential").

RECITALS:

A.   Effective as of January 1, 2009, Fund and Residential entered into that certain Services and Development Agreement, as amended by that certain First Amendment to Services and Development Agreement dated as of December 31, 2009, that Second Amendment to Services and Development Agreement dated as of March 31, 2010, that Third Amendment to Services and Development Agreement dated as of June 30, 2010, that Fourth Amendment to Services and Development Agreement dated as of September 30, 2010, that Fifth Amendment to Services and Development Agreement dated as of December 31, 2010, that Sixth Amendment to Services and Development Agreement dated as of March 31, 2011, that Seventh Amendment to Services and Development Agreement dated as of June 30, 2011, that Eighth Amendment to Services and Development Agreement dated as of September 30, 2011, that Ninth Amendment to Services and Development Agreement dated as of December 31, 2011, and that Tenth Amendment to Services and Development Agreement dated as of April 25, 2012 (collectively, the "Agreement"), which provided that Residential would manage, develop and operate the Fund's real properties as set forth in the Agreement;

B.   The Term of the Agreement has been extended until June 30, 2012;

C.   The Fund has determined to liquidate and dissolve pursuant to an Amended Plan of Dissolution and Complete Liquidation duly adopted by the directors and stockholders of the Fund (the "Plan").

D.   In connection with the Plan, the Fund desires to terminate the Agreement effective as of the date hereof.

E.   Residential agrees to terminate the Agreement and is willing to enter into this Termination Agreement to reflect such termination.

NOW, THEREFORE, in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by all parties, the parties hereto agree as follows:

1.   Recitals. The above recitals are hereby incorporated herein as if fully re-written.

2.   Defined Terms. All capitalized terms used herein shall have the same meaning as in the Agreement unless otherwise defined herein.

3.   Termination of Services and Development Agreement. The Fund and Residential hereby agree pursuant to Section 2.2 of the Agreement that the Agreement shall terminate Effective

April 30, 2012 (the "Effective Date"). Residential shall have no duty to provide services to the Fund from and after the Effective Date. Likewise, from and after the Effective Date, the Fund shall have no continuing obligation to pay Residential any compensation, fees or other amounts under the Agreement, other than any outstanding advances, deferrals, fees and expense reimbursement obligations.

4.   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all such counterparts together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FUND:

NTS MORTGAGE INCOME FUND, a Delaware corporation

By:

Name: Brian F. Lavin

Title: President

RESIDENTIAL:

RESIDENTIAL MANAGEMENT COMPANY, a Kentucky corporation

By:

Name: Gregory A. Wells

Title: Executive Vice Presiden

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10172 Linn Station Road
Louisville, Kentucky 40223

May 1, 2012

Dear NTS Mortgage Income Fund Stockholders:

As previously reported, and in accordance with the Fund's organizational documents, the Fund adopted a Plan of Dissolution and Complete Liquidation of NTS Mortgage Income Fund in December 2008, and filed a corresponding certificate of dissolution with the Delaware Secretary of State. Since then, the Fund has been in the process of the orderly liquidation of its assets and liabilities.

We are writing to provide a final status report on the Fund's liquidation activities, the formation of the Mortgage Income Fund Liquidating Trust (the "Trust"), and the Fund's transfer of its remaining assets and liabilities into the Trust.

Below is a summary of the transactions undertaken in connection with placing the Fund's assets and liabilities into the Trust. For a complete understanding of these transactions, we strongly encourage you to review the Fund's filings with the Securities and Exchange Commission on May 1, 2012, which discuss and include the material agreements. These are available on the Fund's website for free at www.ntsdevelopment.com, at the tabs "About us" and then "Investor services."

Sale of the Remaining Real Estate Assets of NTS Virginia Development Company ("NTS/VA")

On April 30, 2012, the Fund signed and closed on a Stock Purchase Agreement with Glen Arden Development, LLC ("Glen Arden") for the purchase and sale of 100% of the issued and outstanding capital stock of NTS/VA and its remaining real estate assets at its Fawn Lake development in Spotsylvania, Virginia. In consideration for the purchase, Glen Arden, among other things, assumed the Fund's and its subsidiaries' debt obligations to NTS Development Company ("NTS Development") and its affiliates of approximately $8.6 million, along with the mortgage loan from PNC Bank of approximately $2.7 million. Glen Arden further relieved the Fund and NTS/VA of their obligations to Residential Management Company for its disposition fee estimated at approximately $533,000. Glen Arden also assumed certain accounts payable owed by the Fund and its subsidiaries estimated at approximately $750,000. Finally, Glen Arden agreed to pay all closing costs in connection with the Fund's liquidation, estimated to be approximately $300,000, to pay to the Fund's Liquidating Trust a Trustee's Reserve of $300,000, and to fund, to the extent required, up to $100,000 per year to the Trustee for its operations.

The Fund received the right to share in the potential profits of Glen Arden from the sale of the remaining lots at the Fund's Fawn Lake development for the next five years. These profits are estimated to be worth as much as approximately $2.5 million. Thus, the total consideration pursuant to the Stock Purchase Agreement received by MIF could exceed $15 million, an amount in excess of the appraised value of the Fund's and its subsidiaries' interests in the Fawn Lake development. Please note, however, that there can be no guaranty of any future profits from this sale in the relevant time frame.

Sale of the Fund's interest in Orlando Lake Forest Joint Venture ("OLFJV")

On April 30, 2012, the Fund signed and closed on a Partnership Interest Purchase Agreement with Bellmeade Development, LLC ("Bellmeade") thereby selling its 50% joint venture interest in OLFJV in exchange for Bellmeade's assumption of any liabilities which may arise from the Lake Forest Master Community Association lawsuit and PNC Bank's mortgage loan. The purchase price allocated to Bellmeade for this part of the transaction was $1,890,000, an amount equal to the appraised value of the Fund's interest in the joint venture.

Agreement Regarding the Fund's Lake Forest Country Club Membership Interests

NTS/Lake Forest II Residential Corporation, a Kentucky corporation and wholly owned subsidiary of the Fund ("NTS/LFII") owns certain golf and sports memberships in Lake Forest Country Club in Louisville, Kentucky ("LFCC"). On April 30, 2012, the Fund and NTS Development entered into an agreement whereby NTS Development agreed to purchase from the Trust the remaining LFCC membership interests, if any, owned by the Trust on April 30, 2017, at a predetermined formula, which is currently estimated to result in a purchase price of $100,000 for the membership interests projected to be remaining at such time. In the interim, the Trust will receive all the benefits and rights from the sale of the memberships.

Creation of Mortgage Income Fund Liquidating Trust

On April 30, 2012, the Mortgage Income Fund Liquidating Trust, a Delaware statutory trust, was formed. The Managing Trustee of the Trust is Robert H. Rice, Sr., 600 N. Hurstbourne Parkway, Suite 300, Louisville, Kentucky 40222. The Trust will continue in existence until such time as all of the Trust's assets have been sold, proceeds received and liabilities settled, but in no event later than April 30, 2017. Thereafter, presuming all its liabilities and obligations have been satisfied, final liquidating distributions will be issued to the Trust's beneficiaries.

The timing and amounts of liquidating distributions, if any, will depend on a variety of factors, including the values at which the Managing Trustee can achieve from the sale of the remaining assets, the timing of such sales, the amount of the liabilities, and the establishment of appropriate reserves. Under the terms of the Trust, the common stock of the Fund was converted into beneficial interests in the Trust. Beneficial Interests in the Trust are not assignable or transferable except by will, intestate succession, or operation of law.

The Trust's assets include (i) rights to share in a percentage of profits from the sale of the remaining lots at Fawn Lake' pursuant to the Stock Purchase Agreement with Glen Arden; and (ii) the LFCC membership interests.

NTS Guaranty Corporation Obligation

NTS Guaranty Corporation ("NTS Guaranty") guaranteed that at the time of final liquidating distributions, the total distributions made to stockholders will at least be equal to the stockholders' original capital contributions. As of December 31, 2011, the original capital contributions attributable to the Fund's outstanding shares aggregated $63,690,000 with total distributions of approximately $23,141,000. NTS Guaranty's guaranty liability, however, is expressly limited to its assets. The sole asset of NTS Guaranty is a $10 million demand note from Mr. J.D. Nichols, the Chairman of the Fund's Board of Directors.

The Fund's final analysis anticipates that after payment of all of the Trust's liabilities, the proceeds from the liquidation of the Trust assets, together with the payment by NTS Guaranty of its guaranty obligations, will be insufficient to return to the Fund's stockholders an amount equal to their original capital contributions. The current estimate reflects such a significant shortfall that we believe it is highly unlikely that such amounts will be recovered even upon the issuance of the final liquidating distributions by the Trust.

In connection with the transactions described above, on April 30, 2012, NTS Guaranty has agreed to a modified payment schedule to satisfy its obligations under the guarantee as follows:

(a)   on December 31, 2013, the aggregate sum of Five Hundred Thousand Dollars ($500,000.00);

(b)   on December 31, 2014, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

(c)   on December 31, 2015, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00);

(d)   on December 31, 2016, the aggregate sum of One Million Five Hundred Thousand Dollars ($1,500,000.00); and

(e)   on December 31, 2017, the aggregate sum of Five Million Dollars ($5,000,000.00). In the event any such payment is not made when due, the due dates of the remaining payments shall be accelerated by one year and shall be due and payable (along with any amounts due and unpaid) upon such accelerated schedule.

(f)   If, however, the final liquidating distributions from the Trust are made prior to the dates in (a) through (e) above, the payment of the balance of the Guarantor's guaranty obligations will be due and owing.

Future Reports

       The Fund intends to file to discontinue reporting as a public company under the Securities and Exchange Commission rules and regulations. Accordingly, future reports, if any, will be issued by the Managing Trustee. If you have further questions, you may also contact our Investor Services Department at (800) 928-1492 through May 31, 2012. Thereafter, communications should be directed to the Managing Trustee.

Very truly yours,

NTS Mortgage Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the private Securities Act of1995 should be evaluated in the context of the factors.